It begins with one conversation...




it improves the way you live...

1. Skills-based routing allows this call to be answered in 1.5 seconds by a qualified CSP within SITEL's fully integrated network solution.

2. SITEL's sophisticated CRM desktop application allows the CSP to recognize the customer and quickly verify cardholder status.

3. Our third party technology links enable SITEL to integrate solutions and facilitate an end-to-end solution for customers.

4. SITEL's multilingual CSP e-mails a courier in Spanish to make arrangements for emergency cash.

5. SITEL's fulfillment service reaches clients' customers around the globe.

6. SITEL's relationships with leading telecom providers allow for an enhanced level of service and convenience for customers.

7. Conversations are digitally recorded and archived according to client requirements.

8. Around the world, SITEL is improving the way people live...one conversation at a time.

it enhances the way you work...



1. SITEL CSPs provide technical support for consumers of electronics products throughout Europe.

2. Telephony equipment is installed in every country from which the calls originate.

3. Thanks to telephony equipment, calls are transported to a multilingual center via Voice over IP (VoIP).

4. Calls are routed and funneled by SITEL's automated (Interactive Voice Response) IVR system.

5. CRM software and integrated processes allow full blending of telephone, e-mail and Internet chat into one data repository and record.

6. SITEL's global private network facilitates data routing and telephony in Europe, coupled with Voice over IP (VoIP) to our offshore locations.

7. Around the world, SITEL is enhancing the way people work...one conversation at a time.



it expands the way you
serve your customers...

1. Depending on where the contact originates, calls are routed to highly skilled SITEL technicians in domestic or offshore sites.

2. SITEL's follow-the-sun strategy integrates multiple tiers of support to serve customers around the world.

3. An internal and external secure database, designed by SITEL, houses case tracking information.

4. SITEL delivers an end-to-end knowledge-base solution that can be used real-time by customers or other internal client work groups.

5. SITEL's case management tool allows customers to interact with trained SITEL technicians and client representatives.

6. SITEL's collaborative interface tool simultaneously supports multidiscipline stakeholders in a business-to-business environment.

7. Around the world, SITEL is expanding the way companies serve their customers...one conversation at a time.


and it paves the way
to grow your business.

1. SITEL has hundreds of licensed CSPs who sell insurance throughout North America.

2. When it comes to insurance regulations, SITEL's in-house licensing department ensures worldwide compliance.

3. Process analytics and technology interfaces allow SITEL agents to "know" the customer.

4. "Knowing" the customer paves the way to quickly assess customer needs and cross-selling potential.

5. With twenty years of experience in the insurance marketplace, SITEL provides expert, multidiscipline service to meet customers' needs.

6. Our connection to backend underwriting systems allows SITEL agents to determine insurability in real time.

7. SITEL CSPs tap into SITEL's comparative rating engine to provide customer quotes.

8. Around the world, SITEL is paving the way for companies to grow their business...one conversation at a time.

by the numbers

At SITEL, we:
serve clients' customers in 54 nations through 81 global contact centers;
log almost 1 billion minutes of customer contact per year;
provide follow-the-sun services through 50,000 call routings per day;
manage over 50 million e-mail and Web chat contacts per year;
answered 400 million inquiries in 2003;
interact with clients' customers almost two million times per day;
continue to bring invaluable results to the greatest clients in the world.


industry diversification
Technology 20.4%
Financial Services 17.6%
Automotive 17.4%
Telco/ISP/Cable 14.6%
Consumer 10.0%
Insurance 9.2%
Utility and Energy 7.4%
Other 3.4%


service mix
Professional Services & Other 2.1%
Risk Management 7.2%
Customer Acquisition Inbound 9.2%
Technical Support 12.9%
Customer Acquisition Outbound 15.8%
Customer Care 52.8%

financial highlights

Selected Financial Data

Years Ended December 31,	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Income Statement Data					
Revenue	**$ 846,513**	$ 770,211	$ 725,048	$ 764,447	$ 737,522
Operating expenses	**832,255**	739,457	708,565	722,151	709,626
Asset impairment and restructuring expenses[a]	**3,004**	1,444	26,185	3,520	9,596
Operating income (loss)	**11,254**	29,310	(9,702)	38,776	18,300
Interest expense, net	**(11,826)**	(11,250)	(11,642)	(12,067)	(12,785)
Equity in earnings (loss) of affiliates	**1,417**	3,441	(297)	–	–
Other income (expense), net	**(193)**	(636)	(2,309)	(311)	316
Income (loss) before income taxes, minority interest and change in accounting method	**652**	20,865	(23,950)	26,398	5,831
Income tax expense (benefit)	**4,798**	10,437	(2,317)	12,570	6,336
Minority interest	**666**	1,812	947	1,087	304
Income (loss) before change in accounting method	**(4,812)**	8,616	(22,580)	12,741	(809)
Cumulative effect of a change in accounting for goodwill[b]	–	(18,399)	–	–	–
Net income (loss)[c]	**(4,812)**	(9,783)	(22,580)	12,741	(809)
Weighted average common shares outstanding:					
Basic	**73,877**	74,225	73,424	71,052	66,550
Diluted	**73,877**	74,335	73,424	75,201	66,550
Income (loss) before change in accounting method per common share:					
Basic	**$ (0.07)**	$ 0.12	$ (0.31)	$ 0.18	$ (0.01)
Diluted	**$ (0.07)**	$ 0.12	$ (0.31)	$ 0.17	$ (0.01)
Net income (loss) per common share:					
Basic	**$ (0.07)**	$ (0.13)	$ (0.31)	$ 0.18	$ (0.01)
Diluted	**$ (0.07)**	$ (0.13)	$ (0.31)	$ 0.17	$ (0.01)

(a) We discuss asset impairment and restructuring expenses in Note 11 to the Consolidated Financial Statements.
(b) We discuss the cumulative effect of a change in accounting for goodwill in Note 1 to the Consolidated Financial Statements.
(c) During 2002, we adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, and ceased amortizing goodwill.
If we had not amortized our goodwill during the three years ended December 31, 2001, our net income (loss) would have been $(19,138) in 2001, $15,753 in 2000, and $2,817 in 1999.

At December 31,	2003	2002	2001	2000	1999
	(in thousands)				
Balance Sheet Data:					
Working capital	**84,386**	80,618	72,677	93,583	87,384
Total assets	**404,755**	351,977	355,466	380,222	432,909
Long-term debt, net of current portion	**108,684**	107,307	107,040	108,341	148,330
Stockholders' equity	**150,949**	139,162	140,040	169,582	160,698

a conversation with the Chairman

These are exciting times for our company. After two and a half years of structuring our business model, and refining that structure using the best people in the industry, we have created a winning team.

SITEL's dedicated people, strong leadership and unique team approach have resulted in significant accomplishments over the past year. These accomplishments are testimony to our winning way. Our teams won contracts with leading brands including HP, Microsoft®, XM Satellite Radio, Bosch Power Tools, Philips Electronics, The Genie Company, Vattenfall, and other companies in the technology, telecom, cable, Internet, insurance and financial service industries. We grew offshore business with four new clients. The Company grew revenue 10 percent, compared to the industry average of 3 percent. SITEL Spain turned from a loss to one of the leading business units. SITEL Brazil is becoming one of the fastest growing outsourcing company in the country, and many European and North American business units, including North American Technology, Telecom/ISP/Cable, Consumer/Utility and business units in Germany, Netherlands, Belgium and France, have improved revenue growth and operating profits during the year.

I am pleased to report 2003 revenue was $846.5 million, representing an increase of $76 million over 2002. Our results of a net loss of $4.8 million, or a loss of $0.07 per diluted share, were impacted by our growth as we implemented new programs in Europe and North America during the year. We ended the year with a strong fourth quarter, reporting a net income of $2.3 million, or a profit of $0.03 per diluted share. Fourth quarter results included $3.0 million, or $0.04 per diluted share, of restructuring and impairment charges.

SITEL's successes are the result of our unique business structure and decisive leadership. Our leaders build unified teams that deliver unparalleled service, grow our client relationships and win new clients.

Our foundation is built on a localized delivery model owned by business units. These units are led by business people whose local teams know their market, their country, its laws and culture. The business unit leaders are driven to deliver superior solutions and service to their clients. In addition, we are moving downstream within the local markets to sell more to medium size clients.

Layered over the local structure and our local operating platform for delivery is our global sales and service team. This team provides services for cross-border clients. Global services, such as the reengineering of complex multinational contact center operations, the management of global command centers, the maintenance of consistent multi-market service delivery, data collection and call routing for language and skill requirements, and other value add services provide multinational clients with solutions to their complex operations. This team truly delivers a competitive edge in our increasingly noisy marketplace. Unlike many of our competitors, SITEL offers strong references from a 20-year heritage in the delivery of complex operational service, across our unrivalled global footprint for many of the world's great brand names.

The third leg of our structure is our offshore offering. I'm proud to say that SITEL provides one of the most diverse and blended offerings in the industry. For English-speaking customers, we have centers in Jamaica, India, Panama, Canada, New Zealand, and soon, the Philippines. For European languages, we have near-shore centers in Morocco, and the eastern part of Germany. We serve Spanish-speaking customers in Morocco, Colombia, Mexico, and Panama.

I take great pride in the leadership and team spirit of SITEL's people. Our people complement the Company's structure with a "can do" attitude, and continually think in terms of how we can best serve our clients. Global greatness requires exceptional leadership, which drives exceptional teamwork and unparalleled service and solutions for clients.

I see 2004 as a year of ongoing team building and leveraging of our global strengths. Every day, we are solving clients' challenges all over the world. It is not a matter of selling a program, and then turning it over to operations for execution. Rather, our teams work hard to perform for our clients throughout the selling, implementation, and operation phases. Our team members are committed to each client, and to every phase of our offering. I am confident that our strong approach to the market, our execution for our clients, and our dedication to improving profits for you, our shareholders, will bring you value in 2004 and beyond. As always, I would like to thank our clients, partners, employees, and you, our shareholders, for your dedication and support of this great company. I look forward to continued success in 2004.

Sincerely,

James F. Lynch Founder, Chairman and Chief Executive Officer


GLOBAL COMMAND CENTER
GLOBAL MANAGEMENT
SALES
GLOBAL REPORTING
CUSTOMER CARE
SITEL
CUSTOMER ACQUISITION
TECHNICAL SUPPORT
BACK OFFICE PROCESSING
CONSULTING
RISK MANAGEMENT
strengthens
conversations
conversations
our clients' customers
relationships
our corporate clients



EXECUTIVE COMMITTEE:
(left to right)
Dale Saville, EVP,
Jorge Celaya, EVP and CFO,
Jim Lynch, Founder and CEO,
Bill Fairfield, EVP and Director
and Robert Scott Moncrieff, EVP.

as we speak...

Approximately 2 million times each day, SITEL Corporation powers customer interactions . . . across the customer lifecycle . . . across all media . . . across the world. And it all begins with one pivotal conversation . . . initiated by one powerful question: "How can SITEL best serve our clients, so that they can better serve their customers?" Every day, SITEL Corporation builds lasting partnerships with our clients by enhancing the value of their customer contacts, relationships and information.

OUR SOLUTIONS. As a leading global provider of outsourced customer support services, SITEL helps many of the world's leading organizations retain and grow customer relationships in a variety of ways. From small, first-time outsourcers, to multinational corporations, SITEL partners with clients to provide customer acquisition, sales, customer care, technical support, risk management, global management and services, back office processing services, and consulting on an outsourced basis. We support the customer relationship management (CRM) strategies of many of the world's leading brands.

After nearly 20 years of experience in the customer interaction business, SITEL leverages a global suite of best practices in operations, and in technological and human resources, that allow organizations to manage and optimize customer relationships across multiple touchpoints, including telephone, Interactive Voice Response (IVR), Internet, Web chat, field, retail and other distribution channels.

We build relationships with our clients...so our clients can grow relationships with their customers.



TOP (left to right): Jose Maria Pena, COO Europe, Peter Champion, SVP Global Sales and Tom Hoy, SVP Marketing and Solutions.
RIGHT (left to right): Teresa Beaufait, SVP and General Counsel, Marc Jans, SVP HR, Henry Leszczynski, COO Global Insurance Agency Group and Roger Carney, COO Offshore.



(left to right): Eddy Van de Poel, COO Europe,
Doug Pontius, GM Business Unit President
and Russell Just, COO Asia Pacific.

THE MANY INDUSTRIES WE SERVE. SITEL provides specialized systems, solutions and services tailored to the specific business challenges of clients in a broad range of industries, including automotive, consumer, financial services, insurance, technology, telecommunications, cable and ISP, and utilities. With our scale, expertise and technological resources, SITEL is uniquely positioned to serve the worldwide needs of large corporations.

In today's business environment, companies in every sector are required to streamline operations, improve efficiencies of business processes, and demonstrate measurable return-on-investment. Our clients are realizing these goals every day by outsourcing customer interaction functions to SITEL.

We have the proven approach, processes and structure in place to help our clients enhance the value of their customer relationships throughout the customer lifecycle... one contact at a time.


STREAMLINE OPERATIONS
IMPROVE BUSINESS PROCESSES
BETTER CUSTOMER SERVICE
INCREASED CUSTOMER SATISFACTION
IMPROVED RETURN ON INVESTMENT

OUR TAILORED APPROACH. At SITEL, our approach is uniquely tailored to the needs of our clients. We specialize in the design, implementation and operation of multichannel customer contact centers. Since our clients require varying levels of support during each of these phases, we partner with them to provide the level of consultancy and process engineering they require.

Further, because of SITEL's unique decentralized business model, we are able to leverage our global experience and expertise in local markets to tailor solutions and delivery models to meet specific objectives. Over the years, we have worked closely with our clients to co-create unique operational and management models to deliver world-class contact center services. These models include single-country solutions, global management services, on-site management, offshore offerings, and business process outsourcing (BPO).

Still, these models do not define the boundaries of SITEL's capabilities. Our global expertise and best-practice processes allow us to provide hybrid solutions to support our clients' unique business objectives. From one component of a customer care solution, to a full, end-to-end customer care business process outsourcing partner, SITEL offers the flexibility and scalability to meet the needs of our clients, and the demands of their customers.

We serve clients in SITEL's state-of-the-art customer contact centers, or on-site, managing their facilities.





LEFT (left to right): Ford Fischer, COO Northern Europe, **Mike Nemer,** COO North America, **Henry Sas,** SVP Global Sales **and Don Vrana,** SVP Finance and Controller.
TOP (left to right): Chris Gates, COO North America, **Antonio Pinto,** COO Latin America, **Randy Harris,** COO Offshore **and Mike Daley,** COO Global Management Services.


North America 56.7%
Europe 37.7%
Asia Pacific 3.9%
Latin America 1.8%
CONTACT CENTERS
BUSINESS UNITS
COUNTRIES WE SERVE

MAKING THE DIFFERENCE. At SITEL, we recognize the importance and value of every conversation. Just one conversation can change a life. That is why our global teams work hard to ensure that every contact we facilitate is clear, succinct, helpful and seamless. Not only is that our job, it is our passion. It's what our clients expect...it's what their customers deserve...and for everyone involved, it's what makes the difference between surviving and thriving.

OUR GLOBAL FOOTPRINT. Founded in 1985, SITEL is a global organization with a progressive decentralized business model that is unique in the industry. We operate through 31 independent business units that deliver services locally, while collectively leveraging our global experience and expertise.

SITEL has operations in North America, Europe, Asia Pacific and Latin America. We employ nearly 31,000 employees who handle almost 2 million daily contacts from customers in 54 countries. From more than 22,000 workstations around the world, our trained customer service professionals (CSPs) provide local and multi-national customer interaction solutions to a world-class list of over 250 clients. With over 80 contact centers located in 23 countries, we provide services in more than 25 languages and dialects.

With local solutions and global expertise, SITEL provides a flexible, scalable, responsive network of best-in-class contact centers enabling us to interact with your customers locally, or anywhere in the world.



BOARD OF DIRECTORS (left to right): David J. Hanger, Bill L. Fairfield, George J. Kubat, Kelvin C. Berens, Mathias J. DeVito, James F. Lynch, Nigel T. Gourlay and Rohit M. Desai.

board of directors

James F. Lynch
Chairman and
Chief Executive Officer
SITEL Corporation

Kelvin C. Berens
Managing Partner
Berens & Tate

Rohit M. Desai
Chairman and President
Desai Capital Management, Inc.

Mathias J. DeVito
Chairman Emeritus
The Rouse Company

Bill L. Fairfield
Executive Vice President
SITEL Corporation

George J. Kubat
Chief Executive Officer
Phillips Manufacturing Co.

Nigel T. Gourlay
Partner
Animos LLP

David J. Hanger
Publisher
The Economist

executive committee

James F. Lynch
Chairman and
Chief Executive Officer
SITEL Corporation

Jorge A. Celaya
Executive Vice President
and Chief Financial Officer
SITEL Corporation

Bill L. Fairfield
Executive Vice President
SITEL Corporation

Robert Scott Moncrieff
Executive Vice President
SITEL Corporation

Dale W. Saville
Executive Vice President
SITEL Corporation

2003 financials

Selected Financial Data

Years Ended December 31,	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Income Statement Data					
Revenue	$ 846,513	$ 770,211	$ 725,048	$ 764,447	$ 737,522
Operating expenses	832,255	739,457	708,565	722,151	709,626
Asset impairment and restructuring expenses [a]	3,004	1,444	26,185	3,520	9,596
Operating income (loss)	11,254	29,310	(9,702)	38,776	18,300
Interest expense, net	(11,826)	(11,250)	(11,642)	(12,067)	(12,785)
Equity in earnings (loss) of affiliates	1,417	3,441	(297)	–	–
Other income (expense), net	(193)	(636)	(2,309)	(311)	316
Income (loss) before income taxes, minority interest and change in accounting method	652	20,865	(23,950)	26,398	5,831
Income tax expense (benefit)	4,798	10,437	(2,317)	12,570	6,336
Minority interest	666	1,812	947	1,087	304
Income (loss) before change in accounting method	(4,812)	8,616	(22,580)	12,741	(809)
Cumulative effect of a change in accounting for goodwill [b]	–	(18,399)	–	–	–
Net income (loss) [c]	(4,812)	(9,783)	(22,580)	12,741	(809)
Weighted average common shares outstanding:					
Basic	73,877	74,225	73,424	71,052	66,550
Diluted	73,877	74,335	73,424	75,201	66,550
Income (loss) before change in accounting method per common share:					
Basic	$ (0.07)	$ 0.12	$ (0.31)	$ 0.18	$ (0.01)
Diluted	$ (0.07)	$ 0.12	$ (0.31)	$ 0.17	$ (0.01)
Net income (loss) per common share:					
Basic	$ (0.07)	$ (0.13)	$ (0.31)	$ 0.18	$ (0.01)
Diluted	$ (0.07)	$ (0.13)	$ (0.31)	$ 0.17	$ (0.01)

(a) We discuss asset impairment and restructuring expenses in Note 11 to the Consolidated Financial Statements.
(b) We discuss the cumulative effect of a change in accounting for goodwill in Note 1 to the Consolidated Financial Statements.
(c) During 2002, we adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, and ceased amortizing goodwill.
If we had not amortized our goodwill during the three years ended December 31, 2001, our net income (loss) would have been $(19,138) in 2001, $15,753 in 2000, and $2,817 in 1999.

At December 31,	2003	2002	2001	2000	1999
	(in thousands)				
Balance Sheet Data:					
Working capital	84,386	80,618	72,677	93,583	87,384
Total assets	404,755	351,977	355,466	380,222	432,909
Long-term debt, net of current portion	108,684	107,307	107,040	108,341	148,330
Stockholders' equity	150,949	139,162	140,040	169,582	160,698

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

References in this report to "we" and "our" are to SITEL Corporation and its subsidiaries, collectively.

We are a leading global provider of outsourced customer support services. We specialize in the design, implementation, and operation of complex, multi-channel contact centers. We support the Customer Relationship Management (CRM) strategies of large corporations in North America, Europe, Asia Pacific, and Latin America. We provide customer acquisition, customer care, technical support and risk management services on an outsourced basis, as well as operational and information technology professional services for both outsourced and in-house contact centers. We serve clients primarily in the automotive, cable, consumer products, financial services, insurance, internet service provider, technology, telecommunications, and utilities sectors.

In Management's Discussion and Analysis, we provide information about our general business risks, critical accounting policies and estimates, results of operations, financial condition and liquidity, and certain other matters affecting our operating results for the periods covered by this report.

As you read this discussion and analysis, refer to our Consolidated Statements of Income (Loss), which present the results of our operations for 2003, 2002, and 2001, and are summarized on the following pages. We analyze and explain the differences between periods for the components of net income (loss) in the following sections. Our analysis is important in making decisions about your investment in SITEL Corporation.

Results of Operations

2003 compared to 2002

Revenue

Revenue increased $76.3 million, or 9.9%, in 2003 compared to 2002. The changes in revenue by geographic region are shown in the following table:

	2003	2002	$ Change	% Change
		(in millions)		
North America	$ 479.6	$ 484.2	$ (4.5)	(0.9%)
Europe	318.7	212.6	106.1	49.9%
Asia Pacific	32.9	28.1	4.8	17.1%
Latin America	15.3	45.3	(30.1)	(66.3%)
Totals	$ 846.5	$ 770.2	$ 76.3	9.9%

The decrease in North America revenue in 2003 compared to 2002 was due primarily to a $14.8 million decline in customer care and customer acquisition services we provided to a number of our clients partially offset by a $10.3 million increase in revenue by our technical support services and risk management business. The primary reason for the decrease in revenue is due to pricing pressure resulting from excess capacity in North America, created primarily by the movement of business offshore. The transfer of certain business to lower cost labor markets offshore results in lower revenue for the same volume of business.

European revenue increased $106.1 million in 2003 compared to the same period in 2002. Higher sales volumes from new and existing clients and the implementation of multiple pan-European client accounts that commenced in early 2003 resulted in an increase in revenue of $61.3 million in 2003 compared to 2002. The weakening of the U.S. dollar versus the British pound and Euro accounted for the remaining $44.8 million of the increase.

Asia Pacific revenue increased $4.8 million in 2003 compared to 2002. Excluding the impact of changes in foreign currency, revenue decreased $1.4 million compared to 2002 as a result of lower volumes.

As a result of certain revisions in the governance of a joint venture, we reported our investment in certain Latin America affiliates using the equity method of accounting, rather than the consolidation method, effective October 1, 2002. As a result of the change in accounting, Latin America revenue declined $33.0 million in 2003 compared to 2002. The strengthening of the U.S. dollar accounted for a $0.7 million decrease in Latin American revenue in 2003 compared to 2002. Excluding the impact of the change in accounting and the impact of changes in foreign currency, Latin American revenue increased $3.7 million in 2003 compared to 2002 as a result of higher sale volumes.

Direct Labor and Telecommunications Expenses

Direct labor and telecommunications expenses include the compensation of our customer service professionals and their first line supervisors and telephone usage expenses directly related to the production of revenue.

Direct labor and telecommunications expenses as a percentage of revenue can vary based on the nature of the contract, the nature of the work, and the market in which the services are provided. Accordingly, direct labor and telecommunications expenses as a percentage of revenue can vary, sometimes significantly, from year to year.

As a percentage of revenue, direct labor and telecommunications expenses increased to 58.7% in 2003 compared to 56.3% in 2002. Pricing pressure resulting from continuing excess capacity created primarily by movement of business offshore and the ramp costs of new programs in North America and Europe were the primary reasons for the increase in 2003 compared to 2002.

Subcontracted and Other Services Expenses
Subcontracted and other services expenses include services provided to clients through subcontractors and other out-of-pocket expenses. Subcontracted and other services expenses in 2003 remained consistent compared to 2002.

Operating, Selling and Administrative Expenses
Operating, selling, and administrative expenses represent expenses incurred to directly support and manage the business, including costs of management, admini stration, technology, facilities, depreciation and amortization, maintenance, sales and marketing, and client support services.

Operating, selling, and administrative expenses increased $29.9 million, or 11.9%, in 2003 compared to 2002. The change in accounting of certain Latin American affiliates as described previously, reduced operating, selling and administrative expenses $6.9 million in 2003 compared to 2002. The weakening of the U.S. dollar compared to the primary currency in the jurisdictions in which we operate accounted for a $16.2 million increase in 2003 compared to 2002. Excluding the impact of the change in accounting and the impact of changes in foreign currency, operating, selling, and administrative expenses increased $20.6 million in 2003 compared to 2002. As a percentage of revenue, operating, selling, and administrative expenses increased to 33.2% in 2003 compared to 32.6% in 2002 primarily as a result of increased investments in infrastructure to support European expansions and increased costs associated with expanded sales programs.

Asset Impairment and Restructuring Expenses
During 2003, in connection with the closure of our former headquarters facility and the closure of a contact center, we recorded asset impairment and restructuring expenses of $1.6 million, which consisted of the write-off of abandoned leasehold improvements of $0.4 million and for $1.2 million of scheduled payments of operating leases for which we will receive no future economic benefit. In addition, we recorded asset impairment and restructuring expenses of $1.4 million as a result of a revision to our estimate for non-cancelable lease payments associated with a previously announced facility closure.

During 2002, we recorded additional restructuring charges of $1.4 million primarily associated with a revision to our estimate for non-cancelable lease payments associated with a facility closure in connection with the 2001 restructuring plan.

Operating Income
Operating income decreased $18.1 million in 2003 compared to 2002 due to the factors discussed above.

Interest Expense, Net
Interest expense, net of interest income, increased $0.6 million in 2003 compared to 2002 as a result of higher average borrowings.

Equity in Earnings of Affiliates
The decrease in equity in earnings of affiliates in 2003 compared to 2002 primarily relates to reduced earnings from our India joint venture due to changes in client mix and higher ramp-up costs.

Other Expense, Net
Other expense, net, decreased $0.4 million in 2003 compared to 2002. The decrease was primarily a result of foreign currency remeasurement gains arising from monetary assets and liabilities denominated in currencies other than a business unit's functional currency offset by impairment charges of $1.5 million to reduce our basis in investments to fair value. Based upon our review of our investee's financial condition, results of operations and operating trends and the implied value from recent rounds of financing completed by the investee, we determined that an other-than-temporary impairment existed for two of our investments.

Income Tax Expense
The effective tax rate for 2003 was significantly more than the U.S. statutory rate which was primarily the result of not reflecting any significant tax benefits for the current net operating losses in certain federal, state and foreign tax jurisdictions.

In 2002, income tax expense as a percentage of income before income taxes, minority interest and change in accounting method, excluding a $2.3 million increase in our deferred tax valuation allowance, was 39%. The difference between this rate and the statutory U.S. Federal rate of 35% was primarily due to net operating losses in certain European and Asia Pacific subsidiaries for which no tax benefit was recognized and U.S. state and local income taxes offset by lower international tax rates in certain jurisdictions.

2002 Compared to 2001

Revenue
Revenue increased $45.2 million, or 6.2%, in 2002 compared to 2001. The increases in revenue by geographic region are shown in the following table:

	2002	2001	$ Change	% Change
		(in millions)		
North America	$ 484.2	$ 459.7	$ 24.5	5.3%
Europe	212.6	197.5	15.1	7.6%
Asia Pacific	28.1	25.1	3.0	12.0%
Latin America	45.3	42.7	2.6	6.0%
Totals	$ 770.2	$ 725.0	$ 45.2	6.2%

The increase in North America revenue was mostly due to additional customer care and customer acquisition services we provided to a number of our large global clients and to new work performed by our risk management business. These increases were partially offset by a reduction in technical support services. The weakening of the U.S. dollar versus the British pound and Euro accounted for about $10.6 million, or 70%, of the increase in Europe along with the ramp of new customer programs. The increase in Latin America revenue was due mostly to new work we performed for clients in Mexico and to revenue from our Panama site, as we began serving clients from that facility during the fourth quarter of 2001.

As a result of certain revisions in the governance of a joint venture, we reported our investment in certain Latin America affiliates using the equity method of accounting, rather than the consolidation method, effective October 1, 2002. As a result of this change, our Latin America revenue will no longer include the revenue associated with the joint venture. Our 2002 revenue was approximately $10 million lower due to the change in accounting.

Direct Labor and Telecommunications Expenses
Direct labor and telecommunications expenses include the compensation of our customer service professionals and their first line supervisors and telephone usage expenses directly related to the production of revenue.

Direct labor and telecommunications expenses as a percentage of revenue can vary based on the nature of the contract, the nature of the work, and the market in which the services are provided. Accordingly, direct labor and telecommunications expenses as a percentage of revenue can vary, sometimes significantly, from year to year.

Direct labor and telecommunications expenses increased $22.4 million, or 5.5%, in 2002 compared to 2001. As a percentage of revenue, direct labor and telecommunications expenses decreased from 56.7% in 2001 to 56.3% in 2002.

However, as we discuss in the following section, we subcontract certain client services to our India joint venture. We do not incur direct labor and telecommunication expenses for these subcontracted services, as such costs are incurred by the joint venture. Excluding the revenue we have recorded from clients where we have subcontracted the services to our India joint venture, direct labor and telecommunications expenses as a percentage of revenue increased from 56.7% in 2001 compared to 57.5% in 2002, primarily due to lower unit prices from our clients.

Subcontracted and Other Services Expenses
Subcontracted and other services expenses include services provided to clients through subcontractors and other out-of-pocket expenses. Subcontracted and other services expenses increased $18.1 million, or 48.9%, in 2002 compared to 2001. The increase in these expenses was mostly due to subcontracted expenses of $14.3 million paid to our India joint venture as we began serving clients from that facility during the third quarter of 2001.

Operating, Selling, and Administrative Expenses
Operating, selling, and administrative expenses represent expenses incurred to directly support and manage the business, including costs of management, administration, technology, facilities, depreciation and amortization, maintenance, sales and marketing, and client support services.

Operating, selling, and administrative expenses decreased $9.6 million, or 3.7%, in 2002 compared to 2001. Excluding goodwill amortization expense of $3.6 million from the year ended December 31, 2001, operating, selling, and administrative expenses decreased $6.0 million, or 2.3%. The decline in these expenses was mostly due to our restructuring plan that began at the end of the third quarter of 2001, partially offset by the ramp up of new customer programs in Europe in the third quarter of 2002. As a percentage of revenue, operating, selling, and administrative expenses decreased from 35.4% in 2001, excluding goodwill amortization expense, to 32.6% in 2002.

Asset Impairment and Restructuring Expenses
During 2002, in connection with the restructuring plan announced in 2001, we recorded additional restructuring charges of $1.4 million associated with the write-off of contact center operations and corporate support services identified in 2001.

In 2001, we announced a restructuring plan designed to intensify our focus on core competencies, accelerate revenue growth, and improve profitability. The key components of the restructuring plan include several major organizational changes and the streamlining of contact center operations and corporate support services to improve effectiveness and drive revenue growth.

As part of our restructuring plan, we reduced fixed overhead to improve profitability by substantially completing the following by December 31, 2001:

- eliminating approximately 350 operating, selling, and administrative positions globally; and
- reducing excess capacity by closing nine contact centers plus three administrative offices, and downsizing another five contact centers plus two administrative offices, resulting in the elimination of approximately 2,100 workstations.

In the second quarter of 2001, we recorded $23.8 million of asset impairment and restructuring charges, or $22.1 million net of tax, related to the restructuring plan we announced in June 2001 as described above. In the third quarter of 2001, we recorded $2.4 million of additional charges related to the plan.

Operating Income (Loss)
We had operating income of $29.3 million in 2002, compared to an operating loss of $9.7 million in 2001. Excluding the asset impairment and restructuring expenses in both years and goodwill amortization expense in 2001, operating income increased $10.7 million from $20.1 million in 2001 to $30.8 million in 2002. As a percentage of revenue, operating income was 4.0% in 2002 compared to 2.8% in 2001. This change resulted from all of the factors affecting revenue and expenses discussed earlier in this section.

Interest Expense, Net

Interest expense, net of interest income, was slightly lower in 2002 compared to 2001.

Equity in Earnings (Loss) of Affiliates

Equity in earnings (loss) of affiliates represents our percentage share of the earnings (loss) from our investment in a joint venture in India. As discussed previously, effective October 1, 2002, we revised our joint venture agreement and the results of our operations in certain Latin America affiliates are now being accounted for under the equity method.

As a result, equity in earnings (loss) of affiliates increased by $3.7 million in 2002 as compared to 2001 primarily due to us beginning to serve clients from the India facility in the third quarter of 2001.

Other Expense, Net

Other expense, net of other income, decreased $1.7 million in 2002 compared to 2001 mostly because we recorded $1.3 million of losses on disposals of certain assets recognized in 2001.

Income Tax Expense (Benefit)

We recorded income tax expense of $10.4 million in 2002 compared to an income tax benefit of $2.3 million in 2001.

The 2002 income tax expense reflects a $2.3 million deferred income tax expense we recorded in the fourth quarter to increase the valuation allowance on deferred tax assets that were recorded in prior years related to an Asia Pacific subsidiary.

In 2002, income tax expense as a percentage of income before income taxes, minority interest and change in accounting method, excluding the charge in our deferred tax valuation allowance, was 39%. The difference between this rate and the statutory U.S. Federal rate of 35% was primarily due to net operating losses in certain European and Asia Pacific subsidiaries for which no tax benefit was recognized and U.S. state and local income taxes offset by lower international tax rates in certain jurisdictions.

The 2001 benefit reflects a $6.0 million net deferred income tax benefit we recorded in the first quarter that resulted from an election to treat certain of our foreign operations as branches of our U.S. company for U.S. income tax purposes, and the $2.2 million tax benefit we recorded on the asset impairment and restructuring charges and the losses on disposals of assets in the second quarter. These benefits were offset by a $3.3 million deferred income tax expense we recorded in the second quarter to establish a valuation allowance on deferred tax assets that were recorded in prior years related to our United Kingdom subsidiaries.

Financial Condition and Liquidity

In this section, we discuss our financial condition and liquidity and the factors affecting them. We separately discuss cash flows, capital resources, and contractual obligations and commitments. We describe our general business risks, critical accounting policies, and estimates that are important to our financial condition and liquidity earlier in this report. Please refer to that discussion as you read this section.

Cash Flows

The following table sets forth summary cash flow data for the periods indicated. Please refer to this summary as you read our discussion of the sources and uses of cash in each year.

Years Ended December 31,	2003	2002	2001
		(in millions)	
Net cash provided by (used in):			
Operating activities	$ 9.1	$38.1	$ 48.6
Investing activities	(24.1)	(28.5)	(43.8)
Financing activities	11.9	3.3	(3.9)

2003

In 2003, cash provided by operating activities resulted primarily from income before asset impairment and restructuring expenses, depreciation and amortization, and other charges of $32.0 million and a $6.5 million increase in other liabilities, which were partially offset by a $30.9 million increase in trade accounts receivable and $1.3 million decrease in trade accounts payable.

In 2003, we used cash for investing activities mostly to purchase $24.8 million of property and equipment and used $1 million to increase investments in affiliates. This was partially offset by $1.8 million of proceeds from dividends received from an equity method investee.

In 2003, we received cash from financing activities mostly from $3.7 million of net borrowings under our credit facility and $11.6 million of net borrowings under other local lines of credit. In 2003, we used cash for financing activities to repay $2.3 million of capital lease obligations. In addition, we used cash to purchase a total of $1.0 million of common stock under our existing stock purchase program.

2002

In 2002, cash provided by operating activities came from income before asset impairment and restructuring expenses, depreciation and amortization, and other charges of $43.9 million and a $2.9 million decrease in trade accounts payable, which were partially offset by a $7.4 million increase in trade accounts receivable and other assets.

In 2002, we used cash for investing activities mostly to purchase $30.4 million of property and equipment. We received $1.5 million from the sale of property and equipment associated with our joint ventures.

In 2002, we received cash from financing activities mostly from borrowings under our credit facility.

2001

In 2001, cash provided by operating activities came from income before asset impairment and restructuring expenses, depreciation and amortization, and other charges of $45.0 million and a $15.3 million decrease in trade accounts receivable, which were partially offset by a $10.2 million decrease in other liabilities. Although accounts receivable decreased during the period, we anticipate accounts receivable will increase as we continue to grow, which may require additional financing.

In 2001, we used cash for investing activities mostly to purchase $40.4 million of property and equipment, and we invested $2.3 million in a joint venture in India.

In 2001, we used cash for financing activities mostly to repay $3.8 million of capital lease obligations.

Capital Resources

We have historically used funds generated from operations, leases of property and equipment, senior subordinated notes, and borrowings under credit facilities with banks to finance business acquisitions, capital expenditures, and working capital requirements.

We have a three-year $50 million revolving credit facility which expires in December 2005. The credit facility is secured by accounts receivable in the United States, Canada and the United Kingdom. We intend to utilize the facility, as needed, for ongoing working capital requirements and general corporate purposes. At December 31, 2003, we had $41.0 million of available borrowings under the credit facility, and we were in compliance with all financial covenants of the facility.

We expect to finance our current operations, planned capital expenditures, and internal growth for the foreseeable future using funds generated from operations, existing cash and available funds under our credit facility in addition to lease financing for property and equipment. We estimate that our 2004 capital expenditures will range from $20 million to $40 million to cover technology upgrades, asset replacement and new business initiatives. Future acquisitions, if any, may require additional debt or equity financing.

Under a stock repurchase program that was authorized by our Board of Directors in February 2001, we may repurchase up to $10 million of our shares from time to time in the open market or in privately negotiated transactions, depending on general business and market conditions. Through the date of this report, we had repurchased a total of 881,700 shares at a total cost of $1.5 million.

Contractual Obligations and Commitments

We have various contractual obligations and commitments that are described in the Notes to Consolidated Financial Statements. We summarize our contractual obligations and commitments at December 31, 2003 in the following table:

Year	Long-Term Debt	Capital Leases	Operating Leases	Other Debt	Total
			(in thousands)		
2004	$ —	$ 3,358	$22,540	$22,894	$ 48,792
2005	—	1,990	18,721	—	20,711
2006	100,000	1,483	14,679	—	116,162
2007	—	1,242	10,284	—	11,526
2008	—	805	6,973	—	7,778
Thereafter	—	5,386	18,751	—	24,137
Total	$100,000	$14,264	$ 91,948	$22,894	$229,106

Quarterly Results and Seasonality

We have experienced, and expect to continue to experience, quarterly variations in our results of operations mostly due to:

- the timing of our clients' customer relationship management initiatives and customer acquisition and loyalty campaigns;
- the commencement of new contracts and the discontinuance and termination of existing contracts,
- revenue mix;
- the timing of additional operating, selling, and administrative expenses to support new business; and
- the timing of recognition of incentive fees.

We experience periodic fluctuations in our results of operations related to both the start-up costs associated with expansion and the implementation of clients' CRM activities. In addition, our business generally tends to be slower in the third quarter due to summer holidays in Europe.

Effects of Inflation

Inflation has not had a significant effect on our operations. However, there can be no assurance that inflation will not have a material effect on our operations in the future.

Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires that we record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 resulted in a cumulative effect adjustment of $0.1 million of expense and is recorded in other income (expense), net in the consolidated statements of income (loss).

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which is effective for fiscal years beginning after December 31, 2002. SFAS 146 supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liabilities Recognized for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." We adopted SFAS 146 on January 1, 2003. See Note 11 to the consolidated financial statements for disclosure of asset impairment and restructuring expenses recorded during the first quarter of 2003.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 was effective prospectively for new or modified contracts beginning July 1, 2003. The adoption of EITF 00-21 did not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34" (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on our consolidated financial statements.

In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIE's created after January 31, 2003 and to VIE's in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIE's in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 15, 2004. We do not have interests in special purpose entities and will apply the provisions of FIN 46R with our first quarter 2004 financial statements. We have not completed our assessment of the impact of FIN 46, but do not anticipate a material impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Except for the provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The application of SFAS 149 did not have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of July 1, 2003. The adoption of SFAS 150 did not have a material effect on our consolidated financial statements.

In May 2003, the EITF reached a consensus on Issue 01-8, Determining Whether an Arrangement Contains a Lease ("EITF 01-8"). Under the provisions of EITF 01-8, arrangements conveying the right to control the use of specific property, plant or equipment must be evaluated to determine whether they contain a lease. The new rules will be applied prospectively to such contracts entered into or modified after July 1, 2003. The adoption of EITF 01-8 did not have a material impact on our consolidated financial statements.

Forward-Looking Statements

We make statements in this report that are considered forward-looking statements within the meaning of the Securities Exchange Act of 1934. Sometimes these statements will contain words such as "believes," "expects," "intends," "should," "will," "plans," and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance or achievements to be materially different from those we project. These risks, uncertainties, and factors include, but are not limited to: reliance on major clients, conditions affecting clients' industries, clients' budgets and plans, unanticipated labor, contract or technical difficulties, delays in ramp up of services under contracts, reliance on major subcontractors and strategic partners, risks associated with managing a global business, fluctuations in operating results, reliance on telecommunications and computer technology, dependence on labor force, industry regulation, general and local economic conditions, competitive pressures in our industry, foreign currency risks, the effects of leverage, dependency on credit availability, restrictions imposed by the terms of indebtedness, and dependence on key personnel and control by management.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the other sections of this report and our other periodic reports filed with the Securities and Exchange Commission for more information on these factors.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

We are exposed to market risks associated primarily with changes in foreign currency exchange rates. We have operations in many parts of the world; however, both revenue and expenses of those operations are typically denominated in the currency of the country of operations, providing a natural hedge.

Our financial statements are presented in U.S. dollars and can be impacted by foreign exchange fluctuations through both (i) translation risk, which is the risk that the financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and (ii) transaction risk, which is the risk that the functional currency of costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuation may adversely affect operating margins.

With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is recorded as a component of stockholders' equity and does not affect the underlying results of operations. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which we operate including short-term intercompany accounts are included in the determination of net income (loss).

Interest Rate Risk

We are also exposed to changes in interest rates on our variable rate borrowings. Interest rates on our Senior Subordinated Notes and capital lease obligations are fixed, but rates on borrowings under our bank credit facility are variable. During the years ended December 31, 2003, 2002 and 2001, our average borrowings under our bank credit facility were $5.2 million, $2.1 million, and $10.7 million, respectively. Based on our projected cash needs for the foreseeable future, we do not expect that our exposure to changes in interest rates for these borrowings will have a material impact on our interest expense.

Independent Auditors' Report

To the Stockholders and Board of Directors of SITEL Corporation

We have audited the accompanying consolidated balance sheets of SITEL Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SITEL Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

KPMG LLP

Omaha, Nebraska
March 5, 2004

Consolidated Statements of Income (Loss)

Years Ended December 31,	*2003*	*2002*	*2001*
	in thousands, except per share data		
Revenues	$ 846,513	$ 770,211	$ 725,048
Operating expenses			
Direct labor and telecommunications expenses	497,275	433,456	411,066
Subcontracted and other services expenses	54,121	55,027	36,949
Operating, selling and administrative expenses	280,859	250,974	260,550
Asset impairment and restructuring expenses	3,004	1,444	26,185
Total operating expenses	835,259	740,901	734,750
Operating income (loss)	11,254	29,310	(9,702)
Other income (expense)			
Interest income	427	475	924
Interest expense	(12,253)	(11,725)	(12,566)
Equity in earnings of affiliates	1,417	3,441	(297)
Other income (expense), net	(193)	(636)	(2,309)
Total other expense, net	(10,602)	(8,445)	(14,248)
Income (loss) before income taxes, minority interest and change in accounting method	652	20,865	(23,950)
Income tax expense	4,798	10,437	(2,317)
Minority interest	666	1,812	947
Income (loss) before change in accounting method	(4,812)	8,616	(22,580)
Cumulative effect of a change in accounting for goodwill	–	(18,399)	–
Net income (loss)	$ (4,812)	$ (9,783)	$ (22,580)
Weighted average common shares outstanding			
Basic	73,877	74,225	73,424
Diluted	73,877	74,335	73,424
Earnings per share			
Basic			
Income (loss) before change in accounting method	$ (0.07)	$ (0.12)	$ (0.31)
Cumulative effect of change in accounting for goodwill	–	(0.25)	–
Net income (loss)	$ (0.07)	$ (0.13)	$ (0.31)
Diluted			
Income (loss) before change in accounting method	$ (0.07)	$ (0.12)	$ (0.31)
Cumulative effect of change in accounting for goodwill	–	(0.25)	–
Net income (loss)	$ (0.07)	$ (0.13)	$ (0.31)

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

At December 31,	*2003*	*2002*
	In thousands, except per share data	
Assets		
Current Assets		
Cash and cash equivalents	$ 29,850	$ 34,142
Trade accounts receivable (net of allowance for doubtful accounts of $3,088 and $4,011, respectively)	175,542	128,643
Prepaid expenses	10,072	7,173
Deferred income taxes	2,367	5,141
Other assets	7,354	8,557
Total current assets	225,195	183,656
Property and equipment, net	90,233	86,883
Other assets		
Goodwill	53,553	49,724
Deferred income taxes	8,724	6,191
Investment in affiliates	18,911	18,461
Other assets	8,139	7,062
Total assets	$ 404,755	$ 351,977
Liabilities and Stockholders' Equity		
Current liabilities		
Revolving credit facility and other current debt	$ 22,894	$ 5,404
Current portion of capital lease obligations	3,181	1,951
Trade accounts payable	30,582	28,612
Income taxes payable	628	1,211
Accrued wages, salaries and bonuses	38,817	28,283
Accrued operating expenses	37,823	30,129
Deferred revenue and other	6,884	6,871
Total current liabilities	140,809	102,461
Long-term debt and other liabilities		
Long-term debt, excluding current portion	100,000	100,000
Capital lease obligations, excluding current portion	8,684	7,307
Deferred compensation	1,389	1,394
Deferred income taxes	1,055	873
Total liabilities	251,937	212,035
Minority interests	1,869	780
Stockholders' equity		
Common Stock, voting, $.001 par value 200,000,000 shares authorized, 74,368,135 and 74,363,431 shares issued and outstanding, respectively	74	74
Additional paid-in capital	168,726	168,706
Accumulated other comprehensive income (loss)	329	(17,262)
Accumulated deficit	(17,044)	(12,193)
Less treasury stock, at cost, 755,300 and 120,663 comon shares, respectively	(1,136)	(163)
Total stockholders' equity	150,949	139,162
Total liabilities and stockholders' equity	$ 404,755	$ 351,977

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2003, 2002, and 2001	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total Stockholders' Equity
			in thousands, except per share data			
Balance, December 31, 2000	$ 72	$ 168,640	$ (19,388)	$ 20,258	$ –	$ 169,582
Purchase of 171,800 shares of treasury stock	–	–	–	–	(338)	(338)
Issuance of 2,282,350 shares of common stock for options exercised and 26,404 shares of treasury stock	2	119	–	(47)	90	164
Other	–	(28)	–	–	–	(28)
Comprehensive income:						
Net loss	–	–	–	(22,580)	–	(22,580)
Currency translation adjustment	–	–	(6,760)	–	–	(6,760)
Total comprehensive loss	–	–	–	–	–	(29,340)
Balance, December 31, 2001	$ 74	$ 168,731	$ (26,148)	$ (2,369)	$ (248)	$ 140,040
Issuance of 6,000 shares of common stock for options exercised, and 24,733 shares of treasury stock	–	–	–	(41)	85	44
Other	–	(25)	–	–	–	(25)
Comprehensive income:						
Net loss	–	–	–	(9,783)	–	(9,783)
Currency translation adjustment	–	–	8,886	–	–	8,886
Total comprehensive loss	–	–	–	–	–	(897)
Balance, December 31, 2002	$ 74	$ 168,706	$ (17,262)	$ (12,193)	$ (163)	$ 139,162
Purchase of 709,900 shares of treasury stock	–	–	–		(1,094)	(1,094)
Issuance of 4,704 shares of common stock for options exercised and 71,023 shares of treasury stock	–	27	–	(39)	121	109
Other	–	(7)	–	–	–	(7)
Comprehensive income:						
Net loss	–	–	–	(4,812)	–	(4,812)
Currency translation adjustment	–	–	17,591	–		17,591
Total comprehensive income	–	–	–	–	–	12,779
Balance, December 31, 2003	$ 74	$ 168,726	$ 329	$ (17,044)	$ (1,136)	$ 150,949

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

At December 31,	2003	2002	2001
		in thousands	
Cash flows from operating activities			
Net loss	$ (4,812)	$ (9,783)	$ (22,580)
Adjustments to reconcile net loss to net cash flows from operating activities:			
Cumulative effect of change in accounting method	–	18,399	–
Asset impairment and restructuring provision	3,004	1,444	26,185
Depreciation and amortization	35,663	33,664	39,346
(Gain)/loss on disposal of assets	(58)	164	1,254
Write-off of credit acquisition fees	–	–	837
Provision for deferred income taxes	427	3,475	(4,164)
Equity in (earnings) loss of affiliates	(1,417)	(3,441)	297
Deferred compensation	(3)	(493)	(754)
Impairment losses on equity investments	1,480	–	–
Changes in operating assets and liabilities:			
Trade accounts receivable	(30,862)	(5,339)	15,321
Other assets	813	(2,111)	5,345
Trade accounts payable	(1,324)	2,889	(2,281)
Other liabilities	6,195	(740)	(10,197)
Net cash flows from operating activities	9,106	38,128	48,609
Cash flows from investing activities			
Purchases of property and equipment	(24,808)	(30,427)	(40,444)
Dividends received from affiliates	1,815	–	–
Proceeds from sales of property and equipment	211	2,488	55
Increase in other assets	(333)	(523)	(3,384)
Investment in affiliates	(1,000)	–	–
Net cash flows from investing activites	(24,115)	(28,462)	(43,773)
Cash flows from financing activities			
Borrowings on debt	21,302	38,424	73,372
Repayments of debt	(6,045)	(33,020)	(73,803)
Repayments of capital lease obligations	(2,299)	(700)	(3,788)
Treasury stock reissuances (repurchases), net	(1,009)	85	(248)
Capital contributions from (distributions to) minority interest	–	(1,501)	537
Other	–	18	57
Net cash flows from financing activites	11,949	3,306	(3,873)
Effect of exchange rates on cash	(1,232)	(986)	1,296
Net increase (decrease) in cash	(4,292)	11,986	2,259
Cash and cash equivalents, beginning of period	34,142	22,156	19,897
Cash and cash equivalents, end of period	$ 29,850	$ 34,142	$ 22,156
Other cash flows information			
Interest paid	$ 11,263	$ 10,637	$ 12,518
Income taxes paid	$ 5,673	$ 6,448	$ 4,012
Non-cash investing and financing activities			
Capital leases incurred	$ 3,251	$ 859	$ 689

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Practices

Description of Our Business

References in the Notes to Consolidated Financial Statements to "we" and "our" are to SITEL Corporation and its subsidiaries, collectively.

We are a leading global provider of outsourced customer support services. We specialize in the design, implementation, and operation of complex, multi-channel contact centers. We support the Customer Relationship Management (CRM) strategies of large corporations in North America, Europe, Asia Pacific, and Latin America. We provide customer acquisition, customer care, technical support and risk management services on an outsourced basis, as well as operational and information technology professional services for both outsourced and internal contact centers. We serve clients primarily in the automotive, consumer products, financial services, insurance, telecommunications, internet service provider, cable, technology and utilities sectors.

Principles of Consolidation

Our Consolidated Financial Statements include the financial statements of SITEL Corporation and its subsidiaries. We use the consolidation method when we can exercise control over the operations and policies of a company. We use the equity method to report investments where we can exercise significant influence, but cannot exercise control, over the investee's operations and policies, which is generally in situations where we hold a 20% to 50% voting interest. We use the cost method if we hold less than a 20% voting interest in an investment and cannot exercise significant influence over the investee's operations and policies. All intercompany transactions and accounts have been eliminated.

As a result of certain revisions in the governance of a joint venture, we reported our investment in certain Latin America affiliates using the equity method of accounting, rather than the consolidation method, effective October 1, 2002. Our consolidated statements of income (loss) no longer include the revenue and costs associated with the joint venture after October 1, 2002. Rather, the results are reflected in equity in earnings (loss) of affiliates. Had we accounted for the investments under the equity method effective January 1, 2001, revenue for the years ended December 31, 2002 and 2001 would have been lower by $35.8 million and $32.0 million, respectively.

Translation of Foreign Currencies

Our non-U.S. subsidiaries use as their functional currency the local currency of the countries in which they operate. They translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the balance sheet date. They translate their revenue and expenses at the average exchange rates during the period. We include translation gains and losses as a component of stockholders' equity. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which we operate and short-term intercompany accounts are included in the determination of net income (loss).

Revenue Recognition

We recognize revenue as we perform services for our clients. In some cases, we are able to invoice and receive payment for our services prior to performing those services. We record such payments as deferred revenue in our Consolidated Balance Sheets and recognize the revenue when the services are performed. We recognize revenue that is based on defined performance criteria when the criteria are met. We have not recorded any revenue that is at risk due to future performance contingencies.

Cash Equivalents

For purposes of reporting our cash flows, we define cash equivalents as highly liquid investments that mature in three months or less.

Trade Accounts Receivable

Trade accounts receivable includes unbilled revenue for services performed that we expect to bill, generally within thirty days, and collect in the normal course of business. Unbilled revenue was $28.8 million and $26.6 million as of December 31, 2003 and 2002, respectively.

We report our trade accounts receivable net of an allowance for doubtful accounts, which represents management's estimates of the amount of our receivables that may not be collectible, net of recoveries of amounts previously written off. These estimates are based on a detailed aging analysis of accounts receivable, historical bad debts, client credit-worthiness, and changes in our client payment terms.

Property and Equipment, net

We record property and equipment at cost, and we calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years.

We record equipment under capital leases at the present value of the minimum lease payments. We amortize leasehold improvements and assets under capital leases on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset.

We review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of an asset "held-for-use" is determined by comparing the carrying amount of the asset to the undiscounted net cash flows expected to be generated from the use of the asset. If the carrying amount is greater than the undiscounted net cash flows expected to be generated by the asset, the asset's carrying amount is reduced to its fair market value. An asset "held-for-sale" is reported at the lower of the carrying amount or fair market value, less cost to sell.

Investment in Affiliates
We have made minority interest investments for business and strategic purposes through the purchase of voting common and preferred stock of companies. These investments are included in investments in affiliates in the consolidated balance sheets. We periodically evaluate whether declines in fair value, if any, of our investments are other-than-temporary. This evaluation consists of a review of qualitative and quantitative factors. We also consider other factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations and operating trends. We also consider the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances, we determined that an other-than-temporary impairment existed for two of our investments. An impairment charge of $1.5 million has been recorded in other income (expense), net in the consolidated statement of income (loss) for the year ended December 31, 2003 to reduce our basis in investments to fair value.

As of December 31, 2003 and 2002, the investment in our India joint venture was approximately $4.3 million and $5.8 million, respectively. Subcontracted services provided by our India joint venture for the years ended December 31, 2003, 2002 and 2001 were $11.4 million, $14.3 million and $0.6 million respectively, and are included in subcontracted and other services expenses in the accompanying consolidated statements of income (loss). The Company had payables to our India joint venture of $1.9 million and $2.3 million at December 31, 2003 and 2002, respectively, which are included in trade accounts payable in the accompanying consolidated balance sheets. We received $1.8 million of dividend distributions from our India joint venture during the year ended December 31, 2003.

As of and for the years ended December 31, 2003 and 2002, the investment in certain Latin America affiliates was approximately $14.5 million and $11.7 million, respectively. Of the $14.5 million investment in certain Latin America affiliates, approximately $7.7 million is equity method goodwill. This equity method goodwill is not amortized. We would recognize a loss when there is other than a temporary decline in value of our equity method investments. Subcontracted services provided by our Latin America joint ventures for the years ended December 31, 2003 and 2002 were not material.

Summarized financial information of our significant equity method investments as of and for the year ended in December 31, 2003 are as follows: current assets of $17.1 million; non-current assets of $11.0 million; current liabilities of $4.7 million; non-current liabilities of $0.4 million; shareholder's equity of $23.1 million; revenue of $51.6 million; and net income of $2.7 million. Our significant equity investments in 2003 included our Latin America joint ventures, India joint venture and Context Connect, Inc.

Summarized financial information of our significant equity method investments as of and for the year ended December 31, 2002 are as follows: current assets of $23.1 million; non-current assets of $11.5 million; current liabilities of $8.6 million; non-current liabilities of $1.0 million; shareholder's equity of $25 million; revenue of $60.1 million; and net income of $8.0 million. Our significant equity investments in 2002 included our Latin America joint ventures and India joint venture.

Deferred Income Taxes
We must report some of our revenue and expenses differently for our financial statements than we do for income tax purposes. The future tax effects of the differences in these items, as well as operating loss and tax credit carryforwards, are reported as deferred tax assets or liabilities in our Consolidated Balance Sheets.

We measure deferred tax assets and liabilities using income tax rates that we expect to apply to taxable income in the years when we expect those differences to be recovered or settled. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that the rate change is effective.

We establish valuation allowances when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. We do not accrue for income taxes for unremitted earnings of international operations that have been, or are intended to be, reinvested indefinitely.

Goodwill
Goodwill represents the difference between the purchase price we paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets we acquired. We adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", (SFAS No. 142) as of January 1, 2002. As a result of the adoption of this standard, we recorded a goodwill impairment loss of $18.4 million as a cumulative effect in the 2002 financial statements and ceased amortizing our goodwill. Our goodwill amortization expense was $3.6 million for the year ended December 31, 2001. Had we adopted the provisions of SFAS No. 142 on January 1, 2001, our net loss would have been $(19,138) for year ended December 31, 2001.

Goodwill is tested annually for impairment of value. Impairment occurs when the fair value of the asset is less than its carrying amount. If impaired, the asset's carrying amount is reduced to its fair market value. The company's annual impairment testing is performed during the fourth quarter. No impairment charges resulted from the annual impairment tests for the years ended December 31, 2003 and 2002.

Income (Loss) Per Common Share
We calculate income (loss) per common share by dividing our reported net income (loss) by the weighted average number of common shares and common equivalent shares outstanding during each period. Our reported net income (loss) is used in the computation of both basic and diluted income (loss) per share.

The difference between the number of shares used to calculate basic and diluted earnings per share represents the number of shares assumed to be issued from the exercise of dilutive stock options under our stock option plans, less shares assumed to be purchased with proceeds from the exercise of the stock options and the related tax benefits. At December 31, 2003, 2002, and 2001, we had 7.8, 8.7, and 7.7 million options, respectively, which have been excluded from the diluted net income (loss) per share computation because their exercise price exceeds the fair market value.

Use of Accounting Estimates
Management makes estimates and assumptions when preparing financial statements under accounting principles generally accepted in the United States of America that affect our reported amounts of assets and liabilities at the dates of the financial statements, our disclosure of contingent assets and liabilities at the dates of the financial statements, and our reported amounts of revenue and expenses during the reporting periods. These estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. As a result, actual amounts could differ from these estimates.

Stock-Based Compensation
We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No.123), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

The following table illustrates the effect on our net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Years Ended December 31,	2003	2002	2001
		(in millions)	
Net loss:			
As reported	$ (4,812)	$ (9,783)	$ (22,580)
Less: total stock based employee compensation expense determined under the fair value method for all awards, net of tax	(1,224)	(2,394)	(1,969)
Pro forma net loss	$ (6,036)	$ (12,177)	$ (24,549)
Loss per common share:			
As reported:			
Basic	$ (0.07)	$ (0.13)	$ (0.31)
Diluted	$ (0.07)	$ (0.13)	$ (0.31)
Pro forma:			
Basic	$ (0.08)	$ (0.16)	$ (0.33)
Diluted	$ (0.08)	$ (0.16)	$ (0.33)

The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rate of 2.99%, 2.00% and 3.70%; expected volatility of 59.6%, 69.2% and 77.5%; a dividend yield of 0%; and an expected option life of five years. The weighted average fair value of options granted in the years ended December 31, 2003, 2002 and 2001 was $0.78, $1.61 and $1.83, respectively.

Fair Value of Financial Instruments
We consider the amounts presented for financial instruments in the consolidated balance sheets, except for the Senior Subordinated Notes due 2006, to be reasonable estimates of fair value based on maturity dates or other characteristics. The estimated fair value of the Senior Subordinated Notes was approximately $98.0 million and $92.0 million at December 31, 2003 and 2002, respectively. The Company has determined the estimated fair value of the notes using available market information.

Comprehensive Income (Loss)
Comprehensive income (loss) is presented in our Consolidated Statements of Stockholders' Equity. The difference between our reported net income (loss) and comprehensive income (loss) for each period presented is primarily the change in the foreign currency translation adjustment. Accumulated other comprehensive income (loss) included in our Consolidated Balance Sheets at December 31, 2003 and 2002 represents the accumulated foreign currency translation adjustment. We deem our unremitted earnings from foreign subsidiaries to be permanent in nature and do not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Recently Issued Accounting Standards
In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires that we record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition,

construction, development and/or normal use of assets. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 resluted in a cumulative effect adjustment of $0.1 million of expense and is recorded in other income (expense), net in the consolidated statements of income (loss).

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146), which is effective for fiscal years beginning after December 31, 2002. SFAS 146 supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, "Liabilities Recognized for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." We adopted SFAS 146 on January 1, 2003. See Note 11 to the consolidated financial statements for disclosure of asset impairment and restructuring expenses recorded during the years ended December 31, 2003, 2002 and 2001.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 was effective prospectively for new or modified contracts beginning July 1, 2003. The adoption of EITF 00-21 did not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34" (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002 and have not had a material effect on our consolidated financial statements.

In January 2003, the FASB released Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46) which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIE's created after January 31, 2003 and to VIE's in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIE's in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. We do not have interests in special purpose entities and will apply the provisions of FIN 46R with our first quarter 2004 financial statements. We have not completed our assessment of the impact of FIN 46, but do not anticipate a material impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Except for the provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The application of SFAS 149 did not have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for instruments entered into or modified after May 31, 2003 and for pre-existing instruments as of July 1, 2003. The adoption of SFAS 150 did not have a material effect on our consolidated financial statements.

In May 2003, the EITF reached a consensus on Issue 01-8, "Determining Whether an Arrangement Contains a Lease" ("EITF 01-8"). Under the provisions of EITF 01-8, arrangements conveying the right to control the use of specific property, plant or equipment must be evaluated to determine whether they contain a lease. The new rules will be applied prospectively to such contracts entered into or modified after July 1, 2003. The adoption of EITF 01-8 did not have a material impact on our consolidated financial statements.

Reclassifications

We have reclassified certain prior-period amounts for comparative purposes. These reclassifications did not affect consolidated net income for the periods presented.

Note 2. Property and Equipment

Property and equipment consists of the following:

At December 31,	2003	2002
	(in thousands)	
Computer equipment and software	$ 142,229	$ 116,315
Furniture, equipment and other	81,084	79,232
Leasehold improvements	46,422	37,339
Buildings	14,523	13,803
Other	1,566	2,851
	285,824	249,540
Accumulated depreciation	(195,591)	(162,657)
Property and equipment, net	$ 90,233	$ 86,883

Note 3. Goodwill

The following represents a summary of changes in our goodwill for the years ended December 31:

	2003	2002	2001
		(in thousands)	
Beginning of Year	$ 49,724	$ 73,216	$ 78,443
Amortization	–	–	(3,650)
Impairment Charge	–	(18,399)	–
Other	3,829	(5,093)	(1,567)
End of Year	$ 53,553	$ 49,724	$ 73,216

Other includes the impact of foreign currency translation and, in 2002, also includes the impact of changing our accounting for our joint venture with certain Latin America affiliates.

Note 4. Long-Term Debt

9.25% Senior Subordinated Notes

In March 1998, we completed the private placement of $100 million of 9.25% Senior Subordinated Notes due March 2006 (the Notes). The proceeds from the offering were used to repay other debt outstanding at that time.

The Notes, which include interest payable semiannually, are our general unsecured obligations and are subordinated in right of payment to all our existing and future senior debt. The Notes are guaranteed by substantially all of our wholly owned domestic subsidiaries and contain covenants that limit our ability and the ability of these subsidiaries to, among other things: incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, merge or consolidate with another company, and sell or otherwise dispose of all or substantially all of our assets.

The Notes are redeemable, at our option, in whole or in part at any time. If we redeem the Notes during the twelve-month period commencing on March 15 of the year set forth in the following table, the following redemption prices will be in effect, plus in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Percentage
2004	101.54%
2005 and thereafter	100.00%

If we undergo a change of control, as defined, we may be required to repurchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase. At December 31, 2003, all of our long-term debt was scheduled to mature in 2006.

Revolving Credit Facility

Effective December 27, 2002, we closed a three-year $50 million revolving credit facility. This new facility replaced our previous $50 million long-term senior secured credit facility which was due to expire in April 2003.

The credit facility is secured by accounts receivable in the United States, Canada and the United Kingdom. We intend to utilize the facility, as needed, for ongoing working capital requirements and general corporate purposes.

At December 31, 2003, we had $41.0 million of available borrowings under the new credit facility, and we were in compliance with all financial covenants of the facility. The weighted-average interest rate for this facility was 4.8% at December 31, 2003.

Prior to December 30, 2002, we had a long-term senior secured credit facility, under which we could borrow in U.S. dollars, British pounds sterling, and Euros, which allowed us to consolidate our U.S. and European bank lines into a single multi-borrower, multi-currency facility. The weighted-average interest rate for this facility was 4.5% at December 31, 2002.

As a result of an amendment to our previous facility in June 2001, we wrote off $0.8 million of credit acquisition costs.

Other Current Debt
During 2003, certain of our foreign subsidiaries entered into agreements with various financial institutions, under which we collateralized certain receivables for borrowings. The agreements provide for borrowings of up to $14.8 million, depending upon the level of eligible receivables. As of December 31, 2003, $11.1 million was outstanding and included in other current debt in the consolidated balance sheet. The weighted average interest rate as of December 31, 2003 was approximately 3.6%.

The remainder of other current debt consists primarily of overdraft coverage and revolving credit lines by certain of our foreign subsidiaries that are payable in the subsidiaries' local currency. These lines primarily support short-term borrowing needs of our foreign subsidiaries. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions.

Note 5. Income Taxes

Components of Pretax Income (Loss)
For financial reporting purposes, income (loss) before income taxes, minority interest and change in accounting method includes the following components:

Years Ended December 31,	2003	2002	2001
		(in thousands)	
United States	$ (9,907)	$ 10,900	$ (11,980)
Foreign	10,559	9,965	(11,970)
Total	$ 652	$ 20,865	$ (23,950)

Provision for Income Tax Expense (Benefit)
The components of the provision for income tax expense (benefit) were:

Years Ended December 31,	2003	2002	2001
		(in thousands)	
Current:			
Federal	$ –	$ –	$ (823)
Foreign	3,941	6,597	2,775
State	430	365	(105)
Total current	4,371	6,962	1,847
Deferred:			
Federal	–	1,175	(6,977)
Foreign	427	2,205	3,713
State	–	95	(900)
Total deferred	427	3,475	(4,164)
Provision for income tax expense (benefit)	$ 4,798	$ 10,437	$ (2,317)

When applicable, certain of the income tax benefits related to the exercise of stock options reduce taxes currently payable and are credited to additional paid-in capital, as presented in our Consolidated Statements of Stockholders' Equity.

Deferred Tax Assets and Liabilities
The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities that are reported in our Consolidated Balance Sheets:

At December 31,	2003	2002
	(in thousands)	
Deferred tax assets		
Accrued compensation and other liabilities	$ 1,678	$ 312
Goodwill	20,351	23,366
Net operating loss and other credit carryforward	20,149	16,583
Net operating loss carryforwards related to international operations	12,667	11,054
Depreciation timing differences related to international operations	3,891	3,445
Total deferred tax assets	58,736	54,760
Valuation allowance	(47,645)	(43,428)
Net deferred tax assets	11,091	11,332
Deferred tax liabilities		
Leased assets and depreciation	362	296
Other	693	577
Total deferred tax liabilities	1,055	873
Net deferred tax assets	$ 10,036	$ 10,459

During 2001, we recorded a net deferred income tax benefit of $6.0 million resulting from an election to treat certain of our foreign subsidiaries as branches of our U.S. company for U.S. income tax purposes. This benefit was comprised of a $22.9 million deferred income tax asset, resulting from current and future tax-deductible goodwill, net of a $16.9 million valuation allowance.

Based upon our current and historical earnings, management believes that it is more likely than not that we will generate sufficient taxable income to fully realize the benefits of our recorded net deferred tax assets.

Net Operating Loss and Alternative Minimum Tax Credit Carryforwards
At December 31, 2003, we had approximately:

- $59.9 million in U.S. Federal net operating loss carryforwards, which expire between 2020 and 2022;
- $46.4 million in foreign net operating loss carryforwards, of which $24.6 million expire between 2005 and 2017 and $21.8 million can be carried forward indefinitely;
- $0.5 million of U.S. Federal general business credit carryforwards, which expire between 2008 and 2012; and
- $1.8 million of U.S. Federal alternative minimum tax credit carryforwards, which can be carried forward indefinitely.

Reconciliation of Reported Income Tax Expense (Benefit) to Expected Income Tax Expense

The following table shows the reconciliation between income tax expense reported in our Consolidated Statements of Income (Loss) and the income tax expense (benefit) that would have resulted from applying the U.S. Federal income tax rate of 35% to pretax income (loss):

Years Ended December 31,	2003	2002	2001
		(in thousands)	
Expected Federal income tax expense (benefit)	$ 73	$ 7,303	$ (8,383)
State taxes, net of Federal effect	280	299	(663)
Tax credits	–	–	(1,611)
Goodwill on foreign operations, net of valuation allowance of $16.9 million	–	–	(5,970)
Amortization of goodwill	–	–	(5,311)
Impact of foreign operations, including goodwill	108	(1,812)	(1,622)
Valuation allowance	4,217	4,525	20,482
Other	120	122	761
Total	$ 4,798	$ 10,437	$ (2,317)

Note 6. Lease Obligations

Capital Leases

We are obligated under various capital leases for property and certain equipment that expire at various dates through 2015. Capitalized leased property and equipment, net of accumulated amortization, included in property and equipment in the consolidated balance sheet was approximately $10.4 million and $8.5 million at December 31, 2003 and 2002, respectively.

Operating Leases

We also lease property and certain equipment under noncancelable operating lease arrangements, which expire at various dates through 2015. Certain leases of real property provide options to extend the lease terms. Rent expense was approximately $27.9 million, $20.0 million and $19.6 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Future Minimum Lease Payments

At December 31, 2003, our future minimum payments under capital and operating leases were as follows:

Year	Capital Leases	Operating Leases
	(in thousands)	
2004	$ 3,358	$ 22,540
2005	1,990	18,721
2006	1,483	14,679
2007	1,242	10,284
2008	805	6,973
Thereafter	5,386	18,751
	$ 14,264	$ 91,948
Amount representing interest	(2,399)	
Net	$ 11,865	

Note 7. Stock-Based Compensation

Stock Options

The 1999 Stock Incentive Plan (1999 Plan) provides for the granting of various types of incentive awards (including incentive stock options, nonqualified options, stock appreciation rights, restricted shares, and performance shares or units) for the issuance of up to an aggregate of 10,500,000 shares of common stock to our employees, consultants and non-employee directors.

Vesting terms vary with each grant, and option terms may not exceed ten years. Option prices, set by the Compensation Committee of the Board of Directors, may not be less than the fair market value at date of grant for incentive stock options or less than par value for nonqualified stock options. At December 31, 2003, there were approximately 5.7 million shares available for issuance pursuant to future grants under the 1999 Plan.

Prior to the adoption of the 1999 Plan, we granted options under several different plans. As of December 31, 2003, options granted under these plans aggregating 3,005,110 remained outstanding. The last of these options will expire on February 1, 2009. We granted these options at prices ranging from $2.34 to $19.50. We will not grant additional options under these plans. The following table sets forth shares subject to options:

Year	Number of Options	Weighted-Average Exercise Price Per Share
Balance, January 1, 2001	10,296,800	$ 3.64
Granted	2,007,055	2.51
Exercised	(2,276,618)	0.05
Canceled	(2,376,352)	4.44
Balance, December 31, 2001	7,650,885	4.17
Granted	2,628,932	2.76
Exercised	(6,000)	2.66
Canceled	(1,468,536)	3.57
Balance, December 31, 2002	8,805,281	3.83
Granted	809,563	1.48
Exercised	(4,704)	2.41
Canceled	(1,859,750)	3.54
Balance, December 31, 2003	**7,750,390**	**$ 3.67**

The options exercisable at the end of each period were:

Year	Number of Options	Weighted-Average Exercise Price Per Share
December 31, 2001	1,876,480	$ 4.92
December 31, 2002	2,611,204	$ 4.77
December 31, 2003	**3,175,457**	**$ 4.61**

The following table summarizes stock options outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price
\$1.24 to \$1.75	922,223	9.1	\$ 1.54
\$1.76 to \$4.00	4,965,299	6.3	\$ 3.07
\$4.01 to \$6.33	1,076,961	5.3	\$ 4.82
\$6.34 to \$7.22	524,697	6.0	\$ 6.69
\$7.23 to \$12.66	201,210	4.1	\$ 9.77
\$12.67 to \$20.00	60,000	3.2	\$ 17.35

The following table summarizes stock options exercisable at December 31, 2003:

Range of Exercise Prices	Number of Options	Weighted-Average Exercise Price Per Share
\$1.24 to \$1.75	68,040	\$ 1.75
\$1.76 to \$4.00	1,733,634	\$ 3.20
\$4.01 to \$6.33	778,326	\$ 4.82
\$6.34 to \$7.22	335,457	\$ 6.71
\$7.23 to \$12.66	200,000	\$ 9.75
\$12.67 to \$20.00	60,000	\$ 17.35

The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rate of 2.99%, 2.00% and 3.70%; expected volatility of 59.6%, 69.2% and 77.5%; a dividend yield of 0%; and an expected option life of five years. The weighted average fair value of options granted in the years ended December 31, 2003, 2002 and 2001 was \$0.78, \$1.61 and \$1.83, respectively.

Employee Stock Purchase Plan (ESPP)

During 1998, we implemented an ESPP which enables eligible employees to purchase our stock at 85% of the current market value on a quarterly basis. We have not recognized any compensation expense in connection with this plan. Total purchases and shares purchased under the ESPP were \$123,280 and 93,858 shares for 2003, \$165,131 and 77,052 shares for 2002 and \$188,535 and 92,777 shares for 2001.

Note 8. Benefit Plans

We sponsor a 401(k) plan, which covers substantially all domestic employees who are 18 years of age with 6 months or more of service. Participants may elect to contribute 1% to 20% of compensation. We may elect to make a year-end contribution to the 401(k) plan. We did not contribute to the plan in 2003, 2002, or 2001.

We also make contributions to certain executive and other employee personal retirement programs, primarily in Europe. We contributed \$1.7 million, \$1.0 million and \$1.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

We also sponsor a deferred compensation plan for certain executive employees who elect to contribute to the plan. We may voluntarily match all or a portion of the participants' contributions. Participants are 100% vested in their contributions and our contributions vest over a 15-year period. We did not contribute to the plan in 2003, 2002, or 2001.

Note 9. Segment Data

Business Segments

Our operations are conducted in one reportable segment that includes operating segments which all provide customer relationship management services via electronic media including telephone, fax, and the Internet, and, to a lesser extent, traditional mail.

Our services are provided through a number of operating subsidiaries in a variety of locations around the world. However, the nature of services, the nature of the processes involved in providing those services, the types of clients, and the expected long-term operating income from these subsidiaries are similar.

Revenue is primarily attributed to countries based upon the location where the services are performed. Following are summaries of our revenue and long-lived assets by geographic area:

Years Ended December 31,	**2003**	2002	2001
		(in thousands)	
Revenue:			
United States	**\$ 407,785**	\$ 424,746	\$ 426,979
Spain	**84,409**	43,298	37,247
United Kingdom	**77,471**	74,728	64,315
Other foreign countries	**276,848**	227,439	196,507
Total revenue	**\$ 846,513**	\$ 770,211	\$ 725,048

At December 31,	**2003**	2002
		(in thousands)
Long-lived assets:*		
United States	**\$ 61,673**	\$ 54,634
Spain	**17,991**	13,501
United Kingdom	**24,451**	19,926
Other foreign countries	**64,525**	62,799
Total long-lived assets	**\$ 168,640**	\$ 150,860

**Amounts exclude long-term deferred tax assets*

Major Clients

The combined total revenue of multiple independently managed business units of General Motors Corporation with operations primarily in the United States was 21.2%, 23.5% and 25.4% of our revenue for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 10. Contingencies

From time to time, we are involved in litigation incidental to our business. We cannot predict the ultimate outcome of such litigation with certainty, but management believes, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

One of our clients has received letters from time to time containing an offer to license and suggesting that the client might be infringing certain patents related to computerized telephonic voice response systems without the license. The client has indicated that if any infringement occurred the client would seek contractual indemnity from us. In such an event, we would expect to seek contractual indemnity from certain of our vendors. Any such contractual indemnity we might obtain may not be sufficient to cover all of the costs of investigating and resolving such matter. We might also seek a license under the patents. Any such license may not be available under commercially reasonable terms. Any license costs would increase the cost of doing business in the future and may or may not be fully reflected in our pricing. To our knowledge, no litigation has been initiated against our client or us concerning this matter. At this stage, due to the inherent uncertainties, we are unable to predict whether this matter may have a material adverse effect on our business or on our financial condition or results of operation.

Subsequent to December 31, 2003, as a result of a revision to our estimate for loss reserves related to the settlement of two outstanding claims, we recorded a reduction of operating, selling, and administrative expenses of $0.4 million in the accompanying consolidated statements of income (loss) for the year ended December 31,2003.

Note 11. Asset Impairment and Restructuring Expenses

2003

During 2003, in connection with the closure of our former headquarters facility and the closure of a contact center, we recorded asset impairment and restructuring expenses of $1.6 million, which consisted of the write-off of abandoned leasehold improvements of $0.4 million and for $1.2 million of scheduled payments of operating leases for which we will receive no future economic benefit. In addition, we recorded asset impairment and restructuring expenses of $1.4 million as a result of a revision to our estimate for non-cancelable lease payments associated with a previously announced facility closure.

2002

During 2002, we recorded additional restructuring expense of $1.4 million primarily associated with a revision to our estimate for non-cancelable lease payments associated with a facility closure in connection with the 2001 restructuring plan.

2001

During 2001, we announced a restructuring plan designed to intensify our focus on core competencies, accelerate revenue growth, and improve profitability. The key components of the restructuring plan include several major organizational changes and the streamlining of contact center operations and corporate support services to improve effectiveness and drive revenue growth.

As part of our restructuring plan, we eliminated approximately 350 operating, selling, and administrative positions globally, and reduced excess capacity by closing nine contact centers plus three administrative offices, and downsizing another five contact centers plus two administrative offices, resulting in the elimination of approximately 2,100 workstations.

In connection with the restructuring, we recorded $26.2 million of asset impairment and restructuring charges in 2001.

We summarize the components of the restructuring charges that we recorded as asset impairment and restructuring expenses in the following table:

	Severence	Facilty Closure or Reduction	Other	Total
		(in millions)		
January 1, 2001	$ –	$ –	$ –	$ –
Expensed	5.1	12.3	0.9	18.3
Paid	(4.2)	(3.7)	(0.2)	(8.1)
Other	–	–	–	–
December 31, 2001	0.9	8.5	0.7	10.1
Expensed	0.1	1.3	–	1.4
Paid	(0.9)	(3.4)	(0.2)	(4.5)
Other	0.2	–	(0.2)	–
December 31, 2002	0.3	6.4	0.3	7.0
Expensed	–	2.6	–	2.6
Paid	–	(3.0)	(0.3)	(3.3)
Other	(0.2)	0.5	–	0.3
December 31, 2003	$ 0.1	$ 6.5	$ –	$ 6.6

Other includes the impact of foreign currency translation. The 2001 charges exclude $9.3 million of asset write-downs that we recorded as a reduction of fixed assets. Items charged to the accrual during 2003, 2002 and 2001 were cash items.

We have classified the remaining $6.6 million of unpaid liabilities as accrued operating expenses in our December 31, 2003 Consolidated Balance Sheet.

Note 12. Shareholder Rights Plan

We have a Shareholder Rights Plan that provides for the issuance of preferred share purchase rights that expire in August 2008. The rights generally will be exercisable and transferable apart from the common stock in the following cases:

- only after the tenth day following public disclosure that a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of common stock (thereby becoming an "Acquiring Person"); and

- on such date as the Board of Directors determines after the commencement or announcement of a tender or exchange offer by a person or group for 20% or more of the outstanding shares of common stock.

If any person or group of affiliated or associated persons acquires 20% or more of the outstanding shares of common stock and our redemption right has expired, each holder of a right (except those held by the Acquiring Person) will have the right to purchase shares of our common stock (or in certain circumstances, our shares of preferred stock or similar securities) having a value equal to two times the exercise price of the right.

Alternatively, if, in a transaction not approved by the Board of Directors, we are acquired in a merger or other business combination or 50% or more of our assets or earnings power are sold, and our redemption right has expired, each holder of a right will have the right to purchase that number of shares of common stock of the acquiring company having the market value of two times the exercise price of the right.

The rights may not be exercisable while they are redeemable. We can redeem the rights, which have a $30 exercise price, at a price of $.001 per right at any time up to and including the tenth day after the time that a person or group has become an Acquiring Person.

Note 13. Supplemental Guarantor Financial Information

Our 9.25% Senior Subordinated Notes are guaranteed, on a full, unconditional and joint and several basis, by substantially all of our wholly owned domestic subsidiaries. Separate financial statements for each of the guarantor subsidiaries are not presented because they would not be material to investors. However, on the following pages we have presented the following unaudited statements of (a) SITEL Corporation, the parent, (b) the guarantor subsidiaries, (c) the nonguarantor subsidiaries, and (d) SITEL Corporation on a consolidated basis:

- Condensed Consolidating Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2003, 2002, and 2001;

- Condensed Consolidating Balance Sheets at December 31, 2003 and 2002; and

- Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2003, 2002, and 2001.

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Income (Loss) and Comprehensive Income (Loss)

Year Ended December 31, 2003	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Revenues	$366,501	$ 41,284	$ 438,728	$ –	$ 846,513
Operating expenses					
Direct labor and telecommunications expenses	199,279	22,719	275,425	(148)	497,275
Subcontracted and other services expenses	49,731	3,156	1,234	–	54,121
Operating, selling and administrative expenses	113,651	10,950	159,123	139	283,863
Asset impairment and restructuring expenses	–	–	–	–	–
Total operating expenses	362,661	36,825	435,782	(9)	835,259
Operating income (loss)	3,840	4,459	2,946	9	11,254
Other income (expense)					
Interest expense, net	(9,075)	96	(2,829)	(18)	(11,826)
Equity in earnings (losses) of affiliates	(3,485)	(9,023)	641	13,284	1,417
Other income (expense), net	2,024	994	(3,211)	–	(193)
Total other income (expense), net	(10,536)	(7,933)	(5,399)	13,266	(10,602)
Income (loss) before income taxes, minority interest and change in accounting method	(6.696)	(3,474)	(2,453)	13,275	652
Income tax expense	(1,105)	11	5,904	(12)	4,798
Minority interest	–	–	666	–	666
Income (loss) before change in accounting method	(5,591)	(3,485)	(9,023)	13,287	(4,812)
Cumulative effect of a change in accounting method	–	–	–	–	–
Net income (loss)	$ (5,591)	$ (3,485)	$ (9,023)	$ 13,287	$ (4,812)
Currency translation adjustment	$ (50)	$ 237	$ 17,404	$ –	$ 17,591
Comprehensive income (loss)	$ (5,641)	$ (3,248)	$ 8,381	$ 13,287	$ 12,779

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Income (Loss) and Comprehensive Income (Loss)

Year Ended December 31, 2002	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Revenue	$ 382,923	$ 41,788	$ 350,350	$ (4,850)	$770,211
Operating expenses					
Direct labor and telecommunications expenses	202,625	23,407	207,424	–	433,456
Subcontracted and other services expenses	49,236	2,881	7,227	(4,317)	55,027
Operating, selling and administrative expenses	115,752	11,118	124,637	(533)	250,974
Asset impairment and restructuring expenses	1,495	–	(51)	–	1,444
Total operating expenses	369,108	37,406	339,237	(4,850)	740,901
Operating income (loss)	13,815	4,382	11,113		29,310
Other income (expense)					
Equity in earnings (losses) of subsidiaries and affiliates	(13,897)	(19,171)	3,441	33,068	3,441
Interest income (expense), net	(10,335)	91	(1,006)	–	(11,250)
Other income (expense), net	3,423	801	(4,860)	–	(636)
Total other income (expense)	(20,809)	(18,279)	(2,425)	33,068	(8,445)
Income (loss) before income taxes, minority interest and change in accounting method	(6,994)	(13,897)	8,688	33,068	20,865
Income tax expense (benefit)	2,789	–	7,648	–	10,437
Minority interest	–	–	1,812	–	1,812
Income (loss) before change in accounting method	(9,783)	(13,897)	(772)	33,068	8,616
Cumulative effect of a change in accounting for goodwill	–	–	(18,399)	–	(18,399)
Net income (loss)	$ (9,783)	$ (13,897)	$ (19,171)	$ 33,068	$ (9,783)
Currency translation adjustment	8,886	1,860	726	(2,586)	8,886
Comprehensive income (loss)	$ (897)	$ (12,037)	$ (18,445)	$ 30,482	$ (897)

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Income (Loss) and Comprehensive Income (Loss)

Year Ended December 31, 2001	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Revenue	$ 390,322	$ 40,669	$ 297,481	$ (3,424)	$ 725,048
Operating expenses					
Direct labor and telecommunications expenses	220,455	22,688	167,923	–	411,066
Subcontracted and other services expenses	29,621	2,193	5,135	–	36,949
Operating, selling, and administrative expenses	127,841	11,839	124,294	(3,424)	260,550
Asset impairment and restructuring expenses	12,922	25	13,238	–	26,185
Total operating expenses	390,839	36,745	310,590	(3,424)	734,750
Operating income (loss)	(517)	3,924	(13,109)	–	(9,702)
Other income (expense)					
Equity in earnings (losses) of subsidiaries and affiliates	(21,445)	(23,949)	(297)	45,394	(297)
Interest income (expense), net	(10,979)	80	(743)	–	(11,642)
Other income (expense), net	56	–	(2,365)	–	(2,309)
Total other income (expense)	(32,368)	(23,869)	(3,405)	45,394	(14,248)
Income (loss) before income taxes and minority interest	(32,885)	(19,945)	(16,514)	45,394	(23,950)
Income tax expense (benefit)	(10,305)	1,500	6,488	–	(2,317)
Minority interest	–	–	947	–	947
Net income (loss)	$ (22,580)	$ (21,445)	$ (23,949)	$ 45,394	$ (22,580)
Currency translation adjustment	(6,760)	(4,800)	(5,678)	10,478	(6,760)
Comprehensive income (loss)	$ (29,340)	$ (26,245)	$ (29,627)	$ 55,872	$ (29,340)

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Balance Sheet

At December 31, 2003	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Assets					
Current Assets					
Cash and cash equivalents	$ 12,010	$ 3,090	$ 14,750	$ –	$ 29,850
Trade accounts receivable, net	95,899	60,483	113,341	(94,181)	175,542
Prepaid expenses and other current assets	6,280	34	13,489	–	19,803
Total current assets	114,189	63,607	141,580	(94,181)	225,195
Property and equipment, net	20,792	2,608	66,833	–	90,233
Other assets					
Goodwill	19,577	14	33,962	–	53,553
Deferred income taxes	8,607	–	117	–	8,724
Investments in affiliates	–	–	18,911	–	18,911
Other assets	6,196	56	1,887	–	8,139
Investments in subsidiaries	132,961	104,008	–	(236,969)	–
Total Assets	$ 302,322	$ 170,293	$ 263,290	$ (331,150)	$ 404,755
Liabilities and Stockholders' Equity					
Current liabilities					
Current portion of long-term debt	$ –	$ –	$ 22,894	$ –	$ 22,894
Current portion of capital lease obligations	506	117	2,558	–	3,181
Trade accounts payable	17,913	35,402	71,448	(94,181)	30,582
Accrued expenses and other current liabilities	29,776	1,713	52,743	(80)	84,152
Total current liabilities	48,195	37,232	149,643	(94,261)	140,809
Long-term debt and other liabilities					
Long-term debt, excluding current portion	100,000	–	–	–	100,000
Capital lease obligations, excluding current portion	–	100	8,584	–	8,684
Deferred compensation	1,389	–	–	–	1,389
Deferred income taxes	–	–	1,055	–	1,055
Total liabilities	149,584	37,332	159,282	(94,261)	251,937
Minority interests	–	–	1,869	–	1,869
Stockholders' equity	152,738	132,961	102,139	(236,889)	150,949
Total liabilities and stockholders' equity	$ 302,322	$ 170,293	$ 263,290	$ (331,150)	$ 404,755

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Balance Sheet

At December 31, 2002	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Assets					
Current Assets					
Cash and cash equivalents	$ 16,615	$ 2,855	$ 14,672	$ –	$ 34,142
Trade accounts receivable, net	90,679	21,512	69,062	(52,610)	128,643
Prepaid expenses and other current assets	6,954	138	13,779	–	20,871
Total current assets	114,248	24,505	97,513	(52,610)	183,656
Property and equipment, net	25,768	1,875	59,240	–	86,883
Other assets:					
Goodwill, net	19,576	–	30,148	–	49,724
Deferred income taxes	6,100	–	91	–	6,191
Investments in affiliates	1,000	–	17,461		18,461
Other assets	6,205	70	787	–	7,062
Investments in subsidiaries	123,826	100,588	–	(224,414)	–
Total Assets	$ 296,723	$ 127,038	$ 205,240	$ (277,024)	$ 351,977
Liabilities and Stockholders' Equity					
Current liabilities					
Current portion of long-term debt	$ 5,404	$ –	$ –	$ –	$ 5,404
Current portion of capital lease obligations	1,065	–	886	–	1,951
Trade accounts payable	11,835	890	68,118	(52,231)	28,612
Accrued expenses and other current liabilities	29,271	2,322	35,359	(458)	66,494
Total current liabilities	47,575	3,212	104,363	(52,689)	102,461
Long-term debt and other liabilities					
Long-term debt, excluding current portion	100,000	–	–	–	100,000
Capital lease obligations, excluding current portion	520	–	6,787	–	7,307
Deferred compensation	1,394	–	–	–	1,394
Deferred income taxes	–	–	873	–	873
Total liabilities	149,489	3,212	112,023	(52,689)	212,035
Minority interests	–	–	780	–	780
Stockholders' equity	147,234	123,826	92,437	(224,335)	139,162
Total liabilities and stockholders' equity	$ 296,723	$ 127,038	$ 205,240	$ (277,024)	$ 351,977

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2003	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net cash flows from operating activities	$ 17,206	$ 6,436	$ (14,536)	$ –	$ 9,106
Cash flows from investing activities					
Investments in subsidiaries	–	–	–	–	–
Purchases of property and equipment	(8,199)	(1,632)	(14,977)	–	(24,808)
Proceeds from sales of property and equipment	–	–	211	–	211
Dividents received from affiliates	–	–	1,815	–	1,815
Increase in other assets	–	–	(333)	–	(333)
Investment in affiliates	(1,000)	–	–	–	(1,000)
Net cash flows from investing activities	(9,199)	(1,632)	(13,284)	–	(24,115)
Cash flows from financing activities					
Borrowings on debt	–	–	21,302	–	21,302
Repayments of debt and capital lease obligations	(6,129)	–	(2,215)	–	(8,344)
Net capital contribution from parent	–	–	–	–	–
Net borrowings and payments in intercompany balances	(5,474)	(4,569)	10,043	–	–
Treasury stock reissuances (repurchases), net	(1,009)	–	–	–	(1,009)
Other	–	–	–	–	–
Net cash flows from financing activities	(12,612)	(4,569)	29,130	–	11,949
Effect of exchange rates on cash	–	–	(1,232)	–	(1,232)
Net increase (decrease) in cash	(4,605)	235	78	–	(4,292)
Cash and cash equivalents, beginning of period	16,615	2,855	14,672	–	34,142
Cash and equivalents, end of period	$ 12,010	$ 3,090	$ 14,750	$ –	$ 29,850

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2002	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net cash provided by operating activities	$ 8,795	$ 10,276	$ 19,057	$ –	$ 38,128
Cash flows from investing activities					
Investments in subsidiaries	(107)	(9,104)	–	9,211	–
Purchases of property and equipment	(7,330)	(626)	(22,471)	–	(30,427)
Proceeds from sales of property and equipment		–	2,488	–	2,488
Increase in other assets	(527)	–	4	–	(523)
Net cash provided by (used in) investing activities	(7,964)	(9,730)	(19,979)	9,211	(28,462)
Cash flows from financing activities					
Borrowings on debt	36,259	–	2,165	–	38,424
Repayments of debt and capital lease obligations	(31,756)	–	(1,964)	–	(33,720)
Net capital contribution from parent	–	107	9,104	(9,211)	–
Net borrowings and payments on intercompany balances	4,383	–	(4,383)	–	–
Purchases of treasury stock, net of reissuances	85	–	–	–	85
Capital contribution from (distribution to) minority interest	–	–	(1,501)	–	(1,501)
Other	–	–	18	–	18
Net cash provided by (used in) financing activities	8,971	107	3,439	(9,211)	3,306
Effect of exchange rates on cash	–	–	(986)	–	(986)
Net increase (decrease) in cash	9,802	653	1,531	–	11,986
Cash and cash equivalents, beginning of period	6,814	2,202	13,140	–	22,156
Cash and equivalents, end of period	$ 16,616	$ 2,855	$ 14,671	$ –	$ 34,142

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2001	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net cash provided by operating activities	$ 21,455	$ 10,253	$ 16,901	$ –	$ 48,609
Cash flows from investing activities					
Investments in subsidiaries	2,251	(7,285)	–	5,034	–
Purchases of property and equipment	(7,330)	(245)	(32,869)	–	(40,444)
Proceeds from sales of property and equipment	15	–	40	–	55
Increase in other assets	(850)	–	(2,534)	–	(3,384)
Net cash provided by (used in) investing activities	(5,914)	(7,530)	(35,363)	5,034	(43,773)
Cash flows from financing activities					
Repayments of notes payable	–	–	(302)	–	(302)
Borrowings on debt	52,500	–	20,872	–	73,372
Repayments of debt and capital lease obligations	(55,143)	–	(22,146)	–	(77,289)
Net capital contribution from parent	–	(2,251)	7,285	(5,034)	–
Net borrowings and payments on intercompany balances	(10,927)	–	10,927	–	–
Common stock issued, net of expenses	121	–	–	–	121
Purchases of treasury stock, net of reissuances	(248)	–	–	–	(248)
Capital contribution from minority interest	–	–	537	–	537
Other	–	–	(64)	–	(64)
Net cash provided by (used in) financing activities	(13,697)	(2,251)	17,109	(5,034)	(3,873)
Effect of exchange rates on cash	–	–	1,296	–	1,296
Net increase (decrease) in cash	1,844	472	(57)	–	2,259
Cash and cash equivalents, beginning of period	4,970	1,730	13,197	–	19,897
Cash and equivalents, end of period	$ 6,814	$ 2,202	$ 13,140	$ –	$ 22,156

Note 14. Quarterly Financial Data (Unaudited)

Our quarterly financial information has not been audited, but, in management's opinion, includes all adjustments necessary for a fair presentation. We experience periodic fluctuations in our results of operations related to both the start-up costs associated with expansion and the implementation of clients' customer relationship management activities. In addition, our business generally tends to be slower in the third quarter due to summer holidays in Europe. Accordingly, comparisons among quarters of a year may not represent overall trends and changes in operations.

2003 Quarterly Data

Year Ended December 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
Revenue	$ 194,095	$ 204,566	$ 208,755	$ 239,097
Operating income (loss)	3,202	(713)	(396)	9,161
Net income (loss)	61	(3,243)	(3,946)	2,316
Total assets*	354,752	376,197	382,494	402,559
Total liabilities*	211,621	232,817	242,753	251,937
Cash flows from:				
Operating activities*	9,254	(1,192)	(1,638)	2,683
Investing activities	(6,272)	(8,852)	(3,848)	(5,143)
Financing activities*	(307)	4,673	2,268	5,314
Income per common share:				
Basic	$ 0.00	$ (0.04)	$ (0.05)	$ 0.03
Diluted	0.00	(0.04)	(0.05)	0.03

** Includes reclassification of credit balances included in trade accounts receivable to short-term borrowings*

First quarter results include $0.8 million of asset impairment and restructuring charges, as discussed in Note 11.

Fourth quarter results include $2.2 million of asset impairment and restructuring charges, as discussed in Note 11.

The sum of the quarterly amounts may not equal the totals for the year due to the effects of rounding.

2002 Quarterly Data

Year Ended December 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
Revenue	$ 193,032	$ 196,747	$ 190,670	$ 189,762
Operating income	7,663	8,863	2,632	10,152
Net income	2,738	3,511	17	2,350
Total assets	360,426	375,173	376,850	351,977
Total liabilities	212,610	212,677	216,615	212,035
Cash flows from:				
Operating activities	2,053	22,558	1,678	11,839
Investing activities	(8,546)	(9,062)	(3,569)	(7,285)
Financing activities	(609)	(713)	1,238	3,390
Income per common share:				
Basic	$ 0.04	$ 0.05	$ 0.00	$ 0.03
Diluted	0.04	0.05	0.00	0.03

Third quarter results include $1.4 million of asset impairment and restructuring charges, as discussed in Note 11.

Fourth quarter results include a $2.3 million valuation allowance on Asia Pacific deferred tax assets.

SITEL CORPORATE INFORMATION

Board Of Directors And Executive Officers

James F. Lynch, Director
Chairman and CEO, SITEL Corporation

Kelvin C. Berens, Director
Managing Partner, Berens & Tate

Rohit M. Desai, Director [1,2,3]
Chairman and President,
Desai Capital Management, Inc.

Mathias J. DeVito, Director [1,2,3]
Chairman Emeritus, The Rouse Company

Bill L. Fairfield, Director
Executive Vice President, SITEL Corporation

Nigel T. Gourlay, Director [1,2]
Partner, Animos LLP

David J. Hanger, Director [1,3]
Publisher of The Economist

George J. Kubat, Director [1]
Chief Executive Officer,
Phillips Manufacturing Co.

Jorge A. Celaya
Executive Vice President and
Chief Financial Officer, SITEL Corporation

Robert Scott Moncrieff
Executive Vice President, SITEL Corporation

Dale W. Saville
Executive Vice President, SITEL Corporation

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating/
Corporate Governance Committee

Corporate Headquarters
SITEL Corporation
7277 World Communications Drive
Omaha, Nebraska 68122
United States
+1 402 963 6810
e-mail: info@sitel.com

Web Site
www.sitel.com

Common Stock Listing
New York Stock Exchange: SWW

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303
+1 800 519 3111

Independent Auditors
KPMG LLP
Two Central Park Plaza, Suite 1501
Omaha, NE 68102-1626

Common Stock Information

The Company's common stock is traded on the New York Stock Exchange under the symbol SWW. The following table sets forth the high and low sale prices of our common stock for the quarters indicated, as reported by the New York Stock Exchange.

	2003		2002	
	High	Low	High	Low
First Quarter	$ 1.37	$ 0.96	$ 3.30	$ 1.48
Second Quarter	$ 1.86	$ 1.02	$ 3.28	$ 2.45
Third Quarter	$ 1.59	$ 1.18	$ 3.19	$ 1.25
Fourth Quarter	$ 2.81	$ 1.63	$ 1.99	$ 1.10

As of February 27, 2004, we had 73,625,322 shares of common stock outstanding and 594 record holders of our common stock.

The Company has not declared or paid any cash dividends on our common stock since our inception. The Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Furthermore, our credit facility and Senior Subordinated Notes contain restrictions on the payment of cash dividends.

Stockholder Information

A copy of the SITEL Corporation Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available free of charge upon written request to the Vice President, Investor Relations, at SITEL Corporate Headquarters.

Annual Meeting

The 2004 annual meeting of SITEL shareholders will be held on Friday, April 30, 2004, at 9:30 a.m. Central Daylight Savings Time, at the Omaha Marriott, 10220 Regency Circle, Omaha, Nebraska, USA.

Forward-Looking Statement

This report contains statements that are not historical facts, but are forward-looking in nature. Actual results may differ materially. Additional information concerning factors that could cause such differences can be found in SITEL's Annual Report on Form 10-K for the year ended December 31, 2003, and in other SITEL reports and documents filed with the Securities and Exchange Commission.

The customer conversations and scenarios in this annual report depict actual services performed, but are meant for illustrative purposes only.

SITEL Australia
Sydney, Australia
+613 6420 8200

SITEL Belgium
Brussels, Belgium
+32 02 713 95 11

SITEL Brazil
Sao Paulo, Brazil
+55 11 5010 9403

SITEL Colombia
Bogota, Colombia
+571 524 2000

SITEL France
Paris, France
+33 01 55 75 50 00

SITEL Germany
Krefeld, Germany
+49 2151 385 40 00

SITEL Global Insurance Agency Group
Omaha, Nebraska USA
+1 402 963 6810

SITEL India
Mumbai, India
+91 (22) 2856 1654

SITEL Ireland
Dublin, Ireland
+35 31 709 0000

SITEL Italy
Milan, Italy
+39 02 412971

SITEL Jamaica
Montego Bay, Jamaica
+1 876 951 7900

SITEL Mexico
Mexico City, Mexico
+52 55 51 33 33 00

SITEL NA Consumer and Utilities
Omaha, Nebraska USA
+1 402 963 6810

SITEL NA Finance
Omaha, Nebraska USA
+1 402 963 6810

SITEL NA Insurance
Omaha, Nebraska USA
+1 402 963 6810

SITEL NA Technology
Augusta, Georgia USA
+1 706 220 2900

SITEL NA Telco/ISP/Cable
Omaha, Nebraska USA
+1 402 963 6810

SITEL Netherlands
Eindhoven, Netherlands
+31 (0) 40 291 7000

SITEL New Zealand
Auckland, New Zealand
+64 9 375 5100

SITEL Nordic
Orebro, Sweden
+46 019 16 60 00

SITEL Panama
Panama City, Panama
+507 323 7654

SITEL Portugal
Lisbon, Portugal
+351 21 358 56 00

SITEL Risk Management – Europe
Krefeld, Germany
+49 2151 385 0

SITEL Risk Management – North America
Norcross, Georgia USA
+1 800 900 7301

SITEL Singapore
Singapore
+65 6781 4333

SITEL Spain
Madrid, Spain
+34 91 379 74 74

SITEL United Kingdom
Watford, United Kingdom
+44 1923 242 500

SITEL UK Consulting
Kingston-upon-Thames, United Kingdom
+44 2087 841 000

SITEL UK Direct
Stratford-upon-Avon, United Kingdom
+44 1789 299 622

SITEL UK On-Site Business Services
Pinner, United Kingdom
+44 2084 295 599

SITEL

SITEL CORPORATION
7277 World Communications Drive
Omaha, Nebraska 68122
United States
+1 402 963 6810
www.sitel.com